Exhibit 99.1

Ayr Wellness Inc.

(Formerly Ayr Strategies Inc.)

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

(EXPRESSED IN UNITED STATES DOLLARS)

Ayr Wellness Inc.

(Formerly Ayr Strategies Inc.)

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2021 AND 2020

Unaudited Interim Condensed Consolidated Financial Statements (“Interim Financial Statements”)

Unaudited Interim Condensed Consolidated
Balance Sheets
(“Interim Balance Sheets”)	1

Unaudited Interim Condensed Consolidated Statements of
Operations and Comprehensive (Loss) Income
(“Interim Statements of Operations and Comprehensive (Loss) Income”)	2

Unaudited Interim Condensed Consolidated Statements of
Shareholders’ Equity
(“Interim Statements of Shareholders’ Equity”)	3-4

Unaudited Interim Condensed Consolidated Statements of
Cash Flows
(“Interim Statements of Cash Flows”)	5

Notes to the Unaudited Interim Condensed Consolidated Financial Statements	6-53

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Unaudited Interim Condensed Consolidated Balance Sheets

(Expressed in United States Dollars)

	As of
	September 30, 2021	December 31, 2020
ASSETS
Current
Cash	$94,402,438	$127,238,165
Accounts receivable, net	9,246,803	3,464,401
Due from related parties [Note 10]	-	135,000
Inventory [Note 5]	80,480,693	22,919,605
Prepaid expenses, deposits, and other current assets	9,444,220	5,270,381
	$193,574,154	$159,027,552
Non-current
Property, plant, and equipment [Note 6]	229,410,215	69,104,080
Intangible assets [Note 7]	884,096,067	252,357,677
Right-of-use assets - operating [Note 8]	82,110,613	22,546,256
Right-of-use assets - finance, net [Note 8]	13,995,000	877,310
Goodwill [Notes 4 and 7]	231,123,969	57,963,360
Equity investments [Note 9]	553,448	503,509
Deposits and other assets	3,414,970	2,540,674
Total assets	$1,638,278,436	$564,920,418

LIABILITIES
Current
Trade payables	$23,096,809	$8,899,786
Accrued liabilities	20,050,253	8,706,813
Lease liabilities - operating - current portion [Note 8]	4,195,672	740,864
Lease liabilities - finance - current portion [Note 8]	3,185,460	125,440
Purchase consideration payable [Notes 4 and 13]	148,416	9,053,057
Income tax payable [Note 18]	21,398,821	21,379,351
Debts payable - current portion [Note 11]	7,732,508	8,644,633
Accrued interest payable - current portion [Note 11]	4,214,966	-
	$84,022,905	$57,549,944
Non-current
Deferred tax liabilities [Note 18]	76,287,771	14,677,991
Lease liabilities - operating - non-current portion [Note 8]	80,621,059	23,474,726
Lease liabilities - finance - non-current portion [Note 8]	7,402,531	446,585
Contingent consideration [Notes 4 and 13]	199,428,011	22,961,411
Debts payable - non-current portion [Note 11]	103,514,323	53,587,948
Senior secured notes, net of debt issuance costs - non-current portion [Note 11]	104,745,717	103,652,963
Accrued interest payable - non-current portion [Note 11]	3,166,381	3,301,155
Total liabilities	$659,188,698	$279,652,723
Commitments and contingencies

SHAREHOLDERS’ EQUITY
Multiple Voting Shares: no par value, unlimited authorized. Issued and outstanding - 3,696,486 shares [Note 12]	-	-
Subordinate, Restricted, and Limited Voting Shares: no par value, unlimited authorized. Issued and outstanding - 55,580,226 & 28,873,641 shares, respectively [Note 12]	-	-
Exchangeable Shares: no par value, unlimited authorized. Issued and outstanding - 7,368,927 & 2,127,543 shares, respectively [Note 12]	-	-
Additional paid-in capital	1,265,679,907	530,808,494
Treasury stock	(867,617)	(556,899)
Accumulated other comprehensive income	3,265,610	3,265,610
Deficit	(288,988,162)	(248,249,510)
Total shareholders' equity	$979,089,738	$285,267,695
Total liabilities and shareholders' equity	$1,638,278,436	$564,920,418

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

1

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive (Loss) Income

(Expressed in United States Dollars)

	Three Months Ended		Nine Months Ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Revenues, net of discounts	$96,189,359	$45,486,365	$245,839,290	$107,349,679

Cost of goods sold excluding fair value items	47,083,902	18,079,291	117,566,890	46,118,237
Incremental costs to acquire cannabis inventory in a business combination [Note 5]	9,022,291	-	41,410,732	-
Cost of goods sold	$56,106,193	$18,079,291	$158,977,622	$46,118,237

Gross profit	$40,083,166	$27,407,074	$86,861,668	$61,231,442

Operating expenses
General and administrative [Note 14]	30,365,072	9,834,051	72,099,023	28,596,451
Sales and marketing	1,919,150	643,005	4,433,435	1,586,849
Depreciation [Notes 6 and 8]	548,555	139,464	1,268,173	530,143
Amortization [Note 7]	10,394,164	2,998,666	25,656,830	8,996,000
Stock-based compensation [Note 15]	5,013,055	4,700,795	20,388,406	25,949,556
Acquisition expense	742,779	557,457	5,164,361	1,054,766
Total operating expenses	$48,982,775	$18,873,438	$129,010,228	$66,713,765

(Loss) Income from operations	$(8,899,609)	$8,533,636	$(42,148,560)	$(5,482,323)

Other income (expense)
Share of loss on equity investments [Note 9]	(12,868)	(8,244)	(31,671)	(31,382)
Foreign exchange	(7,891)	(6,419)	(61,183)	(9,038)
Fair value gain (loss) on financial liabilities [Note 13]	19,266,690	(368,103)	30,811,752	(1,312,402)
Interest expense	(4,281,448)	(518,581)	(10,852,170)	(1,585,088)
Interest income	36,513	5,033	160,616	5,034
Other, net	525,262	(141,079)	1,015,723	19,971
Total other income (expense)	$15,526,258	$(1,037,393)	$21,043,067	$(2,912,905)

Income (Loss) before income tax	$6,626,649	$7,496,243	$(21,105,493)	$(8,395,228)

Current tax (provision) benefit [Note 18]	(14,166,631)	(6,786,311)	(29,986,046)	(14,989,700)
Deferred tax benefit (provision) [Note 18]	4,160,854	(89,559)	10,352,887	(268,679)

Net (loss) income and comprehensive (loss) income	$(3,379,128)	$620,373	$(40,738,652)	$(23,653,607)

Basic (loss) earnings per share	$(0.06)	$0.02	$(0.76)	$(0.87)
Diluted (loss) earnings per share	$(0.06)	$0.02	$(0.76)	$(0.87)

Weighted average number of shares outstanding (basic)	59,566,341	27,909,251	53,951,612	27,247,047
Weighted average number of shares outstanding (diluted)	59,566,341	30,000,149	53,951,612	27,247,047

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

2

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Unaudited Interim Condensed Consolidated Statements of Shareholders’ Equity

(Expressed in United States Dollars)

	Multiple Voting	Subordinate, Restricted, and Limited Voting	Exchangeable	Additional	Treasury stock		Accumulated other comprehensive
	Shares	Shares	Shares	paid-in capital	Number	Amount	income	Deficit	Total
	#	#	#	$	#	$	$	$	$
Balance, December 31, 2019	3,696,486	14,824,485	8,373,792	420,337,575	(29,500)	(245,469)	3,265,610	(223,644,060)	199,713,656

Stock-based compensation [Note 15]	-	-	-	12,145,302	-	-	-	-	12,145,302

Exercise of Rights [Note 12]	-	82,349	-	-	-	-	-	-	-

Conversion of Exchangeable Shares [Note 12]	-	898,739	(898,739)	-	-	-	-	-	-

Repurchase of Subordinate Shares [Note 12]	-	-	-	-	(33,800)	(307,442)	-	-	(307,442)

Net loss for the period	-	-	-	-	-	-	-	(14,312,075)	(14,312,075)

Balance, March 31, 2020	3,696,486	15,805,573	7,475,053	432,482,877	(63,300)	(552,911)	3,265,610	(237,956,135)	197,239,441

Stock-based compensation [Note 15]	-	-	-	9,103,459	-	-	-	-	9,103,459

Exercise of Rights [Note 12]	-	75,220	-	-	-	-	-	-	-

Share issuance - make-whole [Note 4]	-	-	614,515	3,765,927	-	-	-	-	3,765,927

Net loss for the period	-	-	-	-	-	-	-	(9,961,905)	(9,961,905)

Balance, June 30, 2020	3,696,486	15,880,793	8,089,568	445,352,263	(63,300)	(552,911)	3,265,610	(247,918,040)	200,146,922

Stock-based compensation [Note 15]	-	-	-	4,700,795	-	-	-	-	4,700,795

Exercise of Rights [Note 12]	-	4,810	-	-	-	-	-	-	-

Exercise of Warrants [Note 12]	-	42,000	-	361,042	-	-	-	-	361,042

Conversion of Exchangeable Shares [Note 12]	-	2,041,598	(2,041,598)	-	-	-	-	-	-

Repurchase of Subordinate Shares [Note 12]	-	-	-	-	(500)	(3,988)	-	-	(3,988)

Net income for the period	-	-	-	-	-	-	-	620,373	620,373

Balance, September 30, 2020	3,696,486	17,969,201	6,047,970	450,414,100	(63,800)	(556,899)	3,265,610	(247,297,667)	205,825,144

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

3

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Unaudited Interim Condensed Consolidated Statements of Shareholders’ Equity

(Expressed in United States Dollars)

	Multiple Voting	Subordinate, Restricted, and Limited Voting	Exchangeable	Additional	Treasury stock		Accumulated other comprehensive
	Shares	Shares	Shares	paid-in capital	Number	Amount	income	Deficit	Total
	#	#	#	$	#	$	$	$	$
Balance, December 31, 2020	3,696,486	28,873,641	2,127,543	530,808,494	(63,800)	(556,899)	3,265,610	(248,249,510)	285,267,695

Stock-based compensation [Note 15]	-	-	-	8,223,545	-	-	-	-	8,223,545

Exercise of Rights [Note 12]	-	92,722	-	-	-	-	-	-	-

Exercise of Warrants [Note 12]	-	787,710	-	4,291,891	-	-	-	-	4,291,891

Conversion of Exchangeable Shares [Note 12]	-	350,412	(350,412)	-	-	-	-	-	-

Share issuance - business combinations [Note 4]	-	12,746,822	4,570,434	526,975,980	-	-	-	-	526,975,980

Replacement options issued - business combinations [Notes 4 & 12]	-	-	-	4,452,917	-	-	-	-	4,452,917

Equity offering [Note 12]	-	4,600,000	-	118,052,400	-	-	-	-	118,052,400

Conversion of convertible debt [Note 11]	-	85,049	-	2,442,691	-	-	-	-	2,442,691

Net loss for the period	-	-	-	-	-	-	-	(16,621,636)	(16,621,636)

Balance, March 31, 2021	3,696,486	47,536,356	6,347,565	1,195,247,918	(63,800)	(556,899)	3,265,610	(264,871,146)	933,085,483

Stock-based compensation [Note 15]	-	1,906,125	-	7,151,806	-	-	-	-	7,151,806

Tax withholding on stock-based compensation awards [Note 15]	-	(986,461)	-	(28,421,071)	-	-	-	-	(28,421,071)

Exercise of Rights [Note 12]	-	42,060	-	-	-	-	-	-	-

Exercise of Warrants [Note 12]	-	113,700	-	1,053,603	-	-	-	-	1,053,603

Conversion of Exchangeable Shares [Note 12]	-	334,271	(334,271)	-	-	-	-	-	-

Exercise of options [Note 12]	-	16,976	-	86,246	-	-	-	-	86,246

Conversion of convertible debt [Note 11]	-	147,210	-	4,986,698	-	-	-	-	4,986,698

Net loss for the period	-	-	-	-	-	-	-	(20,737,888)	(20,737,888)

Balance, June 30, 2021	3,696,486	49,110,237	6,013,294	1,180,105,200	(63,800)	(556,899)	3,265,610	(285,609,034)	897,204,877

Stock-based compensation [Note 15]	-	5,787	-	5,013,055	-	-	-	-	5,013,055

Tax withholding on stock-based compensation awards [Note 15]	-	(2,694)	-	(89,750)	-	-	-	-	(89,750)

Exercise of Warrants [Note 12]	-	6,292,042	-	50,688,339	-	-	-	-	50,688,339

Conversion of Exchangeable Shares [Note 12]	-	155,701	(155,701)	-	-	-	-	-	-

Share issuance - business combinations [Note 4]	-	-	1,511,334	29,744,216	-	-	-	-	29,744,216

Exercise of options [Note 12]	-	19,153	-	218,847	-	-	-	-	218,847

Repurchase of Subordinate Shares [Note 12]	-	-	-	-	(13,100)	(310,718)	-	-	(310,718)

Net loss for the period	-	-	-	-	-	-	-	(3,379,128)	(3,379,128)

Balance, September 30, 2021	3,696,486	55,580,226	7,368,927	1,265,679,907	(76,900)	(867,617)	3,265,610	(288,988,162)	979,089,738

The accompanying notes are an integral part of these interim condensed consolidated financial statements

4

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	Nine Months Ended
	September 30, 2021	September 30, 2020
Operating activities
Net loss	$(40,738,652)	$(23,653,607)
Adjustments for:
Net fair value (gain) loss on financial liabilities	(30,811,752)	1,312,402
Stock-based compensation	20,388,406	25,949,556
Depreciation	5,296,317	1,896,150
Amortization on intangible assets	32,528,350	10,136,000
Share of loss on equity investments	31,671	31,382
Gain on disposal of equity investments	(1,000,000)	-
Incremental costs to acquire cannabis inventory in a business combination	41,410,732	-
Loss on disposal of property, plant, and equipment	50,483	-
Deferred tax (benefit) expense	(10,352,887)	268,679
Amortization on financing costs	1,228,752	-
Interest accrued	3,927,135	1,079,085
Changes in operating assets and liabilities, net of business acquisition:
Accounts receivable	(5,749,915)	(308,283)
Inventory	(37,743,165)	(5,627,037)
Prepaid expenses and other current assets	13,602	(1,693,308)
Trade payables	2,376,682	2,900,278
Accrued liabilities	2,780,200	2,036,501
Lease liabilities - operating	1,293,821	83,820
Income tax payable	(7,115,530)	13,985,820
Cash (used in) provided by operating activities	(22,185,750)	28,397,438

Investing activities
Purchase of property, plant, and equipment	(58,632,196)	(6,291,344)
Cash paid for business combinations and asset acquisitions, net of cash acquired	(59,971,979)	-
Cash paid for business combinations and asset acquisitions, bridge financing	(22,750,176)	-
Cash paid for business combinations and asset acquisitions, working capital	(4,025,139)	(603,092)
Payments for interests in equity accounted investments	(46,610)	(91,700)
Cash received in disposal of equity investment	1,000,000	-
Advances to related corporation	135,000	-
Cash paid for bridge financing	(1,200,000)	(3,000,000)
Deposits for business combinations	(571,810)	(400,000)
Cash used in investing activities	(146,062,910)	(10,386,136)

Financing activities
Proceeds from exercise of Warrants	56,033,833	361,043
Proceeds from exercise of options	305,093	-
Proceeds from equity offering, net of expenses	118,052,400	-
Payments of financing costs	(135,998)	-
Tax withholding on stock-based compensation awards	(28,510,821)	-
Repayments of debts payable	(6,280,119)	(3,282,737)
Repayments of lease liabilities - finance (principal portion)	(3,740,737)	(1,176)
Repurchase of Subordinate Shares	(310,718)	(311,430)
Cash provided by (used in) financing activities	135,412,933	(3,234,300)

Net (decrease) increase in cash	(32,835,727)	14,777,002
Cash, beginning of the period	127,238,165	8,403,196
Cash, end of the period	94,402,438	23,180,198

Supplemental disclosure of cash flow information:
Interest paid during the period	12,187,062	861,812
Income taxes paid during the period	37,998,621	1,003,880
Non-cash investing and financing activities:
Recognition of right-of-use assets for operating leases	61,629,419	687,917
Recognition of right-of-use assets for finance leases	13,364,616	16,993
Issuance of Subordinate Shares related to business combinations and make-whole	556,720,196	3,765,927
Issuance of Subordinate Shares related to equity component of debt	7,429,389	-

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

5

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

1.	NATURE OF OPERATIONS

Ayr Wellness Inc. (formerly Ayr Strategies Inc.) (“Ayr” or the “Company”) is a vertically integrated cannabis multi-state operator in the U.S., with cannabis operations in Massachusetts, Nevada, Pennsylvania, Florida, Arizona, New Jersey, and Ohio. Through its operating companies, Ayr is a leading cultivator, manufacturer, and retailer of cannabis products and branded cannabis packaged goods. The Company was previously a special purpose acquisition corporation (“SPAC”) which was incorporated for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving the Company, referred to as the Company’s “Qualifying Transaction”. The Company prepares its segment reporting on the same basis that its chief operating decision maker manages the business and makes operating decisions. The Company has one operating segment, cannabis sales. Operating segments will be further analyzed and are subject to future change.

The Company is a reporting issuer in the United States and Canada. The Company’s subordinate, restricted, and limited voting shares (“Subordinate Shares”) are trading on the Canadian Stock Exchange (the “CSE”), under the symbol “AYR.A”. The Company’s Subordinate Shares are also trading on the Over-the-Counter Market (“OTC”) in the United States under the symbol “AYRWF”. The Company originally traded on the OTC under the symbol “AYRSF”, however, that changed on December 4, 2020 to “AYRWF”. The Company’s warrants (“Warrants”) and rights (“Rights”) were trading on the CSE under the symbols “AYR.WT” and “AYR.RT”, however, they stopped trading on September 30, 2021 and May 24, 2021, respectively.

History of the Company

The Company was incorporated on July 31, 2017 under the Business Corporations Act (Ontario) and continued on May 24, 2019 into British Columbia under the Business Corporations Act (British Columbia) in connection with its Qualifying Transaction. The registered office of the Company is located at 666 Burrard Street, Suite 1700, Vancouver, British Columbia V6C 2X8. The head office of the Company is located at 2601 South Bayshore Drive, Suite 900, Miami, FL, 33133.

On September 12, 2018, the Company incorporated a wholly-owned subsidiary in Nevada, United States, named CSAC Holdings Inc., to facilitate the proposed Qualifying Transaction. On September 17, 2018, CSAC Holdings Inc. incorporated a wholly-owned subsidiary in Nevada, United States, named CSAC Acquisition Inc. (“CSAC AcquisitionCo”).

On May 24, 2019, the Company completed its Qualifying Transaction of the target businesses of Washoe Wellness, LLC (“Washoe”), The Canopy NV, LLC (“Canopy”), Sira Naturals, Inc. (“Sira”), LivFree Wellness, LLC (“LivFree”) and CannaPunch of Nevada LLC (“CannaPunch”), which collectively constituted its Qualifying Transaction (collectively, the “Qualifying Transaction”). The Company was deemed the accounting acquirer in the Qualifying Transaction.

6

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

2.	BASIS OF PRESENTATION

2.1 Statement of compliance

On March 1, 2021, the United States Securities and Exchange Commission (“SEC”) declared effective the Company’s Registration Statement (No. 333-253466) on Form F-10 (“the Registration Statement”) filed on February 24, 2021.  The Registration Statement was made by a foreign issuer that is permitted, under the U.S. / Canada Multijurisdictional Disclosure System (“MJDS”) adopted by the United States, to prepare the Registration Statement in accordance with the disclosure requirements of Canadian issuers. As such, these interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the rules and regulations of Canadian securities regulators and, where applicable, the SEC. Certain information, footnotes and disclosures normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted in accordance with SEC rules and regulations.

Results of unaudited interim periods should not be considered indicative of the results for the full year, or any future interim periods. These interim financial statements include estimates and assumptions, including all material adjustments, that in the opinion of management, affect the amounts reported in the interim financial statements. Actual results could differ from these estimates.

The interim financial statements are presented in United States dollars (“US$” or “$”) which, following the close of the Qualifying Transaction, became the Company’s presentation currency. The functional currency of each entity is determined separately in accordance with Accounting Standards Codification (ASC) 830 – Foreign Currency Matters and is measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The functional currency of Ayr, the parent, is Canadian dollars (“CDN$”) and for each of the United States subsidiaries is US$.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1 Basis of consolidation

The interim financial statements for the three and nine months ended September 30, 2021 include the accounts of the Company, its wholly-owned subsidiaries, and entities over which the Company has a controlling interest. Entities over which the Company has control are presented on a consolidated basis from the date control commences until the date control ceases. Equity investments where the Company does not exert a controlling interest are not consolidated. All intercompany balances and transactions are eliminated on consolidation. The Company’s consolidated subsidiaries, many of which were created in connection with the business combinations described in Note 4 and elsewhere in these unaudited interim condensed consolidated financial statements, are listed below, and are owned 100% by the Company unless otherwise noted:

7

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.1 Basis of consolidation (continued)

Subsidiaries	State of operation	Purpose
Ayr Wellness Inc.	British Columbia, CA	Parent Company
Ayr Wellness Holdings LLC	NV	Corporate - Holding Company
CSAC Holdings Inc.	NV	Corporate - Holding Company
CSAC Acquisition Inc. (1)	NV	Corporate - Holding Company
CSAC Acquisition MA Corp	NV	Corporate - Holding Company
CSAC Acquisition FL Corp (2)	NV	Corporate - Holding Company
CSAC Ohio, LLC	NV	Production
Sira Naturals, Inc. (3)	MA	Cultivation, Production, and Retail
CannaPunch of Nevada LLC	NV	Branded Manufactured Products
LivFree Wellness, LLC (4)	NV	Retail
Tahoe-Reno Botanicals, LLC	NV	Cultivation
Tahoe-Reno Extractions, LLC	NV	Production
Kynd-Strainz, LLC	NV	Retail
Lemon Aide, LLC	NV	Retail
DocHouse, LLC	PA	Cultivation and Production
CannTech PA, LLC (5)	PA	Cultivation, Production, and Retail
242 Cannabis LLC (2)	FL	Real Estate, Cultivation, and Production
DJMMJ Investments LLC (2)	FL	Cultivation, Production, and Retail
Oasis	AZ	Cultivation, Production, and Retail
Greenlight Management, LLC	OH	Managed Services - Cultivation
Greenlight Holdings, LLC	OH	Real Estate
Ohio Medical Solutions, LLC	OH	Production
GSD NJ, LLC	NJ	Cultivation, Production, and Retail

1)	CSAC Acquisition Inc. includes wholly-owned subsidiaries:

i.	Holding entities – CSAC Acquisition MA II Corp, CSAC Acquisition PA Corp (“CSAC PA”), CSAC Acquisition PA II Corp (“CSAC PA II”), CSAC Acquisition AZ Corp (“CSAC AZ”), CSAC Acquisition NJ Corp, Ayr NJ LLC, CSAC LLC, CSAC Acquisition IL Corp, CSAC Acquisition NV Corp., LivFree, Washoe, Tahoe-Reno Botanicals, LLC, and Tahoe-Reno Extractions, LLC, DWC Investments, LLC. Kynd-Strainz, LLC, Lemon Aide, LLC, and GSD, LLC,

ii.	CSAC AZ includes a wholly-owned subsidiary Blue Camo LLC doing business as (“dba”) Oasis (“Oasis”). Oasis includes wholly-owned subsidiaries Ocotillo Vista, Inc. Total Health & Wellness, Inc., and WillCox OC, LLC (“Willcox”), an entity owned 60% by the Company. CSAC AZ also includes a wholly-owned subsidiary Clear Choice Admin Services, LLC.

a.	Entities - Mercer Strategies PA, LLC, Parker Solutions PA, LLC, Mercer Strategies FL, LLC, and Parker Solutions OH, LLC, and Klymb Project Management, Inc.

b.	Entity - Parker RE MA, LLC.

2)	CSAC Acquisition FL Corp. (“CSAC FL”) includes wholly-owned subsidiaries 242 Cannabis LLC and DFMMJ Investments LLC (dba Liberty Health Sciences Florida Ltd.) (collectively referred to as “Liberty”), and Parker Solutions FL LLC.

3)	Sira Naturals, Inc includes wholly-owned subsidiaries Parker Solutions MA, LLC and Eskar Holdings, LLC (“Eskar”).

4)	LivFree includes a wholly-owned a subsidiary BP Solutions LLC.

5)	CSAC PA is the parent company of CannTech PA, LLC (“CannTech PA”).

8

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.2 Revenue

Accounting Standards Update (“ASU”) 2014-09 – Revenue from Contracts with Customers (“ASC 606”), which was codified in Accounting Standards Codification “ASC” Topic 606, specifies how and when revenue should be recognized based on a five-step model, which is applied to all contracts with customers. Through the application of the standard, the Company applies the following five-step model to determine the amount and timing of revenue to be recognized:

•	Identifying the contract with a customer

•	Identifying the performance obligations within the contract

•	Determining the transaction price

•	Allocating the transaction price to the performance obligations

•	Recognizing revenue when/as performance obligation(s) are satisfied.

In some cases, judgment is required in determining whether the customer is a business or the end consumer. This evaluation is made based on whether the business obtains control of the product before transferring to the end consumer. Control of the product transfers at a point in time either upon shipment to or receipt by the customer, depending on the contractual terms. In determining the appropriate time of sale, the Company takes into consideration a) the Company’s right to payment for the goods or services; b) customer’s legal title; c) transfer of physical possession of the goods; and d) timing of acceptance of goods.

Revenue is recognized based on the sale of cannabis products and branded packaged goods for a fixed price when control is transferred. The amount recognized reflects the consideration that the Company expects to receive, taking into account any variation that is expected to result from rights of return and discounts. Dispensary revenue is recognized at the point of sale while wholesale revenue is recognized once Ayr transfers the significant risks and rewards of ownership of the goods and does not retain material involvement associated with ownership or control over the goods sold.

3.3 Cash

The Company considers the following to be cash: cash deposits in financial institutions and cash held in Company safe or lockbox at operational locations. The Company has banking relationships in all jurisdictions in which it operates. In addition, the Company has cash balances in excess of Federal Deposit Insurance Corporation (the “FDIC”) limits.

3.4 Accounts receivable

Accounts receivable are recorded net of an allowance for doubtful accounts. The Company estimates allowance for doubtful accounts based on various factors such as historical data and specific customer situations. As of September 30, 2021 and December 31, 2020, the Company had approximately $25,000 and nil, in allowance for doubtful accounts, respectively. For the nine months ended September 30, 2021 and 2020, the Company wrote off approximately $25,000 and $6,000, respectively.

9

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.5 Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method in accordance with ASC 805 – Business Combination (“ASC 805”). The Company performs an assessment whether the acquisition is a business combination or asset acquisition based on the conditions surrounding the event using guidance from ASC 805. If the acquisition is determined to be a business combination, the Company measures goodwill as the fair value of the consideration transferred, including the recognized amount of any non-controlling interest in the acquiree, less the net recognized amount of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date.

Consideration transferred includes the fair value of the assets transferred (including cash), the liabilities incurred by the Company on behalf of the acquiree, any contingent consideration and any equity interests issued by the Company. Transaction costs, other than those associated with the issuance of debt or equity securities that the Company incurs in connection with a business combination, are expensed as incurred.

The acquisition date is the date when the Company obtains control of the acquiree. Contingent consideration is measured at its acquisition date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as a liability is re-measured at subsequent reporting dates in accordance with the criteria and guidance provided under ASC 450 – Contingencies, as appropriate with corresponding gain or loss recorded in the interim statements of operations and comprehensive (loss) income, see Note 13.

3.6 Inventory

Inventories are primarily comprised of finished goods, work-in-process, raw materials, and supplies. Inventory is valued at the lower of cost or net realizable value. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Raw materials and work-in-process are stated at the lower of cost or net realizable value, with cost being determined using the weighted average cost method. Finished goods inventory is stated at the lower of cost or net realizable value, with cost being determined on the first-in, first-out (“FIFO”) accounting method.

Costs incurred during the growing process are capitalized as incurred to the extent that cost is less than net realizable value. Any subsequent post-harvest costs, including direct costs such as materials, labor, related overhead, and depreciation expense on equipment attributable to processing, are capitalized to inventory to the extent that cost is less than net realizable value. Inventories of purchased finished goods and packing materials, other than inventory acquired through business combinations, are initially valued at cost and subsequently at the lower of cost or net realizable value. The Company reviews inventories for obsolete, redundant, and slow-moving goods and any such inventories identified are written down to net realizable value. Inventory acquired in a business combination is valued at fair value less selling costs.

3.7 Property, plant, and equipment (“PPE”)

PPE is stated at cost less accumulated depreciation and accumulated impairment losses, if any. The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. PPE acquired in a business combination is initially recorded at fair value.

10

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.7 Property, plant, and equipment (“PPE”) (continued)

Depreciation is provided at rates calculated to write off the cost of PPE, less their estimated residual value, using the straight-line method over the following expected useful lives:

•	Land – not depreciated

•	Buildings – 39 years

•	Leasehold improvements – the shorter of the useful life or life of the lease

•	Furniture and fixtures – 5 to 7 years

•	Office equipment – 3 to 5 years

•	Machinery and equipment – 5 to 15 years

•	Auto and trucks – 5 years

•	Construction in progress – not depreciated until placed in service

An item of PPE is derecognized upon disposal, when held for sale, or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in the interim statements of operations and comprehensive (loss) income.

Assets under construction are transferred to the appropriate asset class when available for use and depreciation of the assets commences at that point of time.

The Company conducts an annual assessment of the residual balances, useful lives, and depreciation methods being used for PPE and any changes arising from the assessment are applied by the Company prospectively.

Where an item of PPE comprises major components with different useful lives, the components are accounted for as separate items of PPE. Expenditures incurred to replace a component of an item of PPE that is accounted for separately, including major inspection and overhaul expenditures are capitalized.

The Company capitalizes interest on debt in projects under construction. Upon the asset becoming available for use, capitalized interest costs, as a portion of the total cost of the asset, are depreciated over the estimated useful life of the related asset.

3.8 Intangible assets

Intangible assets are recorded at cost less accumulated amortization and impairment losses, if any. Intangible assets, separately identifiable according to ASC 805 – Business Combinations, acquired in a business combination are initially measured at fair value as of the acquisition date. Amortization periods of assets with finite lives are based on management’s estimates at the date of acquisition and are amortized over their estimated useful lives. Intangible assets that have indefinite useful lives are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired.

11

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.8 Intangible assets (continued)

(a)  Goodwill

The Company measures goodwill as the fair value of the consideration transferred, including the recognized amount of any non-controlling interest in the acquiree, less the net recognized amount of the identifiable assets and liabilities assumed, all measured as of the acquisition date. Goodwill is allocated to a specific reporting unit or allocated between reporting units based on the relative fair value of each reporting unit. The Company’s policy is to first perform a qualitative assessment to determine if it was more-likely-than-not that the reporting unit’s carrying value is less than the fair value, indicating the potential for goodwill impairment. The amount of goodwill impairment is determined as the excess of the carrying value of the reporting unit’s goodwill over the fair value of that reporting unit. Impairment testing is performed annually by the Company or more frequently, if events or changes in circumstances indicate that goodwill might be impaired. Management makes estimates during impairment testing as judgment is required to determine indicators of impairment and estimates are used to measure impairment losses. The Company assesses the fair values of its intangible assets, and its reporting unit for goodwill testing purposes, as necessary, using an income-based approach. Under the income approach, fair value is based on the present value of estimated future cash flows.

(b)  Finite life intangible assets

Intangible assets are recorded at cost, less accumulated amortization and impairment losses. Amortization is recorded on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any. Intangible assets, which include licences/permits, right-to-use licenses, host community agreements, and trade name/brand have useful lives of 15, 15, 15, and 5 years, respectively. Such assets are tested for impairment if events or changes in circumstances indicate that they might be impaired. The estimated useful lives, residual values, and amortization methods are reviewed at each year-end, and any changes in estimates are accounted for prospectively.

(c)  Impairment of long-lived assets

Long-lived assets such as PPE and definite-lived intangible assets are grouped with other assets and liabilities at the lowest level for which identifiable independent cash flows are available (“asset group”). The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In order to determine if assets have been impaired, the impairment test is a two-step approach wherein the recoverability test is performed first to determine whether the long-lived asset is recoverable. The recoverability test (Step 1) compares the carrying amount of the asset to the sum of its future undiscounted cash flows using entity specific assumptions generated through the asset’s use and eventual disposition. If the carrying amount of the asset is less than the cash flows, the asset is recoverable and an impairment is not recorded. If the carrying amount of the asset is greater than the cash flows, the asset is not recoverable and an impairment loss calculation (Step 2) is required. The measurement of the impairment loss to be recognized is based on the difference between the fair value and the carrying value of the asset group. Fair value can be determined using a market approach, income approach, or cost approach. The cash flow projection and fair value represents management’s best estimate, using appropriate and customary assumptions, projections, and methodologies, at the date of evaluation. The reversal of impairment losses is prohibited.

12

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.9 Leases

The Company applies the accounting guidance in ASC 842 – Leases and assesses whether a contract is or contains a lease, at inception of a contract. Leases are recognized as a right-of-use asset (“ROU”) and corresponding liability at the commencement date based on the present value of the future minimum lease payments over the lease term. Operating leases are included in ROU – operating and lease liabilities – operating on the interim balance sheets. For operating leases, the Company records operating lease expense. Finance leases are included in ROU – finance, net and lease liabilities – finance are included in other current liabilities and other non-current liabilities on the interim balance sheets based on their payment dates. For finance leases, the Company records interest expense on the lease liability in addition to amortizing the right-of-use asset (generally straight-line) over the shorter of the lease term or the useful life of the right-of-use asset. The Company primarily leases space for corporate offices, retail, cultivation, and manufacturing under non-cancellable operating leases. ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease.

Lease liabilities include the net present value of fixed payments (including in-substance fixed payments), variable lease payments that are not based on an index or a rate or subject to a fair market value renewal, amounts expected to be payable by the lessee under residual value guarantees, the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option. The Company allocates the consideration in the contract to each lease component on the basis of the relative standalone price of the lease component and the aggregate stand-alone price of the non-lease components. The lease payments are discounted using the interest rate implicit in the lease or, if that rate cannot be determined, the Company’s incremental borrowing rate. The period over which the lease payments are discounted is the reasonably certain lease term, including renewal options that the Company is reasonably certain to exercise. Renewal options are included in a number of leases across the Company.

Payments associated with short-term leases are recognized as an expense on a straight-line basis in the interim statements of operations and comprehensive (loss) income. Short-term leases are leases with a lease term of 12 months or less. Variable lease payments that depend on an index or a rate or are subject to a fair market value renewal are expensed as incurred and recognized in the interim statements of operations and comprehensive (loss) income.

3.10 Equity investments

An associate is an entity over which the Company exercises significant influence. Significant influence is the power to participate in the financial and operating policy of the investee but without control or joint control over those policies. Interests in associates are accounted for using the equity method and are initially recognized at cost. Subsequent to initial recognition, the carrying value of the Company’s interest in an associate is adjusted for the Company’s share of income or loss and distributions of the investee. The carrying value of associates is assessed for impairment at each balance sheet date. Significant influence is presumed if the Company holds between 20% and 50% of the voting rights, unless evidence exists to the contrary.

Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Investees in which the Company has joint control and rights to the net assets thereof are defined as joint ventures. Joint ventures are also accounted for under the equity method.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.11 Non-controlling interests

Equity interests owned by parties that are not shareholders of the Company in consolidated subsidiaries are considered non-controlling interests. The share of net assets attributable to non-controlling interests are presented as a component of equity while the share of net income or loss is recognized in the statements of operations and comprehensive (loss) income. Changes in Ayr’s ownership interest that do not result in a loss of control are accounted for as equity transactions. The Company does not have any non-controlling interests.

3.12 Derivatives

The Company evaluates all of its agreements to determine if such instruments have derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then revalued at each reporting date, with changes in the fair value reported in the Company’s interim financial statements. In calculating the fair value of derivative liabilities, the Company uses a valuation model when Level 1 inputs are not available to estimate fair value at each reporting date (see Note 17).

The classification of derivative instruments, including whether such instruments should be recognized as liabilities or as equity, is evaluated at the end of each reporting period. Derivative instrument liabilities are classified as current or non-current based on whether net-cash settlement of the derivative instrument could be required within 12 months of the interim financial statements date.

3.13 (Loss) earnings per share

The basic (loss) earnings per share is computed by dividing the net (loss) income by the weighted average number of shares outstanding, including Subordinate Shares, multiple voting shares of the Company (“Multiple Voting Shares”), and Exchangeable Shares (as defined in Note 4), during the period. The diluted (loss) earnings per share reflects the potential dilution of shares by adjusting the weighted average number of shares outstanding to assume conversion of potentially dilutive shares, such as Warrants, restricted stock units (“RSUs”), shares related to contingent consideration (“contingent shares”), and vested options. The “treasury stock method” is used for the assumed proceeds upon the exercise of the Exchangeable Shares, Warrants, and vested options that are used to purchase Subordinate Shares at the average market price during the period. If the Company incurs a net loss during a reporting period, the calculation of fully diluted loss per share will not include potentially dilutive equity instruments such as Warrants, RSUs, contingent shares, and vested options, therefore, basic loss per share and diluted loss per share will be the same.

	Three Months Ended		Nine Months Ended
Potential Diluted Shares Breakout	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Warrants	1,895,189	-	1,957,097	2,942,466
Rights	-	151,655	-	151,655
Options	90,422	-	89,133	-
RSUs	2,012,903	1,939,243	1,645,635	1,477,332
Total	3,998,514	2,090,898	3,691,865	4,571,453

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.14 Stock-based payments

(a) Stock-based payment transactions

Certain employees (including directors and senior executives) of the Company receive a portion of their remuneration in the form of stock-based payment transactions, whereby employees render services as consideration for equity instruments (“equity settled transactions”).

Stock-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued. In situations where equity instruments are issued to non-employees and some or all of the fair value of the good or service received by the Company as consideration cannot be specifically identified, they are measured at fair value of the stock-based payment. Stock-based payment transactions are primarily for individuals whose compensation has been classified as part of general and administrative expenses in the interim statement of operations and comprehensive (loss) income.

The costs of equity-settled transactions with employees are measured by reference to the fair value of the stock price at the date on which they are granted, using an appropriate valuation model. The value of the transaction is expensed through the vesting period.

The costs of equity-settled transactions are recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the “vesting date”).

The cumulative expense is recognized for equity-settled transactions at each reporting date until the vesting date reflects the Company’s best estimate of the number of equity instruments that will ultimately vest. The income or loss for a period represents the movement in cumulative expense recognized as of the beginning and end of that period and the corresponding amount is represented in additional paid-in capital. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of the revisions in the interim statements of operations and comprehensive (loss) income.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity settled award are modified, the minimum expense recognized is the grant date fair value of the unmodified award, provided the original terms of the award are met. An additional expense is recognized for any modification which increases the total fair value of the stock-based payment arrangement or is otherwise beneficial to the employee as measured at the date of modification. Where an award is cancelled by the Company or the counterparty, any remaining element of the fair value of the award is derecognized at that time through the interim statements of operations and comprehensive (loss) income.

RSUs are issued on the vesting dates, sometimes net of the applicable statutory tax withholding to be paid by the Company on behalf of the employees. In those instances, lower shares are issued than the number of RSUs vested and the tax withholding is recorded as a reduction to paid-in capital. The payment of tax withholding on stock-based payment qualifies as an equity classification under ASU 2016-09 – Compensation – Stock.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.14 Stock-based payments (continued)

(b) Warrants

The Company determines the accounting classification of warrants, as either liability or equity, by assessing ASC 480 – Distinguishing Liabilities from Equity and ASC 815 – Derivatives and Hedging. Under ASC 480, warrants are considered a liability if the warrants are mandatorily redeemable, obligate the Company to settle the warrants or the underlying shares by paying cash or other assets, or warrants that must or may require settlement by issuing a variable number of shares. Under ASC 815, warrants are considered liabilities if contracts require or may require the issuer to net settle the contract for cash. Such derivatives are recorded as a liability at fair value, irrespective of the likelihood of the transaction occurring that triggers the net cash settlement feature.

After all relevant assessments, the Company concludes whether the warrants are classified as liability or equity. Liability classified warrants require fair value accounting at issuance and subsequent to initial issuance with all changes in fair value after the issuance date recorded in the statements of operations and comprehensive (loss) income. Equity classified warrants only require fair value accounting at issuance with no changes recognized subsequent to the issuance date.

The Company determined the warrants are freestanding instruments which do not meet the characteristics of a liability and therefore are classified as equity.

3.15 Loss contingencies

Loss contingencies are recognized when the Company has a present obligation (legal or constructive) that has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation. Loss contingencies are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the obligation.

3.16 Financial instruments

Recognition and initial measurement

Financial assets and financial liabilities, including derivatives, are recognized when the Company becomes a party to the contractual provisions of a financial instrument or non-financial derivative contract. All financial instruments are measured at fair value on initial recognition. Transaction costs that are directly attributable to the acquisition or issuance of financial assets and financial liabilities, other than financial assets and financial liabilities classified as FVTPL (as defined below), are added to or deducted from the fair value on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities classified as FVTPL are recognized immediately in the interim statements of operations and comprehensive (loss) income.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.16 Financial instruments (continued)

Classification and subsequent measurement

The Company classifies financial assets, at the time of initial recognition, according to the Company’s business model for managing the financial assets and the contractual terms of the cash flows. Financial assets are classified in the following measurement categories:

a) amortized cost (“AC”);

b) fair value through profit or loss (“FVTPL”); and

c) fair value through other comprehensive income (“FVTOCI”).

Financial assets are subsequently measured at amortized cost if both of the following conditions are met and they are not designated as FVTPL: a) the financial asset is held within a business model whose objective is to hold financial assets to collect contractual cash flows; and b) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

These assets are subsequently measured at amortized cost using the effective interest rate method, less any impairment, with gains and losses recognized in the interim statements of operations and comprehensive (loss) income in the period that the asset is derecognized or impaired. All financial assets not classified as amortized cost as described above are measured at FVTPL or FVTOCI depending on the business model and cash flow characteristics. The Company has no financial assets measured at FVTOCI.

Financial liabilities are subsequently measured at amortized cost using the effective interest rate method with gains and losses recognized in the interim statements of operations and comprehensive (loss) income in the period that the liability is derecognized, except for financial liabilities classified as FVTPL.

Refer to Note 17 for the classification and fair value (“FV”) level of financial instruments.

Impairment of financial instruments – Expected credit losses (“ECL”)

For all financial assets recorded at amortized cost, the Company applies the simplified approach to provide expected credit losses, which requires the use of the lifetime expected loss provision for all accounts receivable based on the Company’s historical default rates over the expected life of the accounts receivable and is adjusted for forward-looking estimates. The methodologies and assumptions, including, but not limited to, any forecasts of future economic conditions, credit ratings, and macro-economic factors, are reviewed regularly.

All individually significant loans receivable are assessed for impairment. All individually significant loans receivable found not to be specifically impaired are then collectively assessed for impairment. Loans receivables not individually significant are collectively assessed for impairment by grouping together loans receivable with similar risk characteristics.

ECL are calculated as the product of the probability of default, exposure at default, and loss given default over the remaining expected life of the receivables. The Company assesses all information available, including past due status, credit ratings, the existence of third-party insurance, and forward-looking macro-economic factors in the measurement of the ECLs associated with its assets carried at amortized cost. No ECL has been recorded by the Company as all receivables are expected to be collected.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.16 Financial instruments (continued)

Derecognition

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are recognized in the interim statements of operations and comprehensive (loss) income.

The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled, or expired. Generally, the difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in the interim statements of operations and comprehensive (loss) income.

3.17 Foreign currency transactions

Foreign currency transactions are translated into the functional currency of the entity using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies, such as remeasurement of local currency into functional currency, are recognized in the interim statements of operations and comprehensive (loss) income.

The results and financial position of an entity that has a functional currency different from the presentation currency is translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of the balance sheet; and
•	income and expenses for each statement of operations and comprehensive (loss) income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated as the rate on the dates of the transactions).

Effect of translation differences, such as translation of foreign currency into reporting currency, are accumulated and presented as a component of equity under accumulated other comprehensive income.

3.18 Taxation

Income taxes for interim periods are determined based on the estimated annual effective tax rate based on the full year forecast of ordinary income, impacted for discrete items. Provision for income taxes is calculated using the asset and liability method. Deferred income tax assets and liabilities are determined based on enacted tax rates and laws for the years in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management has evaluated and concluded that there were no material uncertain tax positions requiring recognition in the Company's financial statements. The Company does not expect any significant changes in the unrecognized tax benefits within twelve months of the reporting date. The Company classifies interest expense and any related penalties related to income tax uncertainties as a component of income tax expense. No interest or penalties have been recognized during the nine months ended September 30, 2021 and 2020.

As the Company operates in the cannabis industry, the Company is subject to the limits of IRC Section 280E under which the Company is only allowed to deduct expenses directly related to the cost of producing the products or cost of production.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.19 Significant accounting judgments and estimates

The application of the Company’s accounting policies requires management to use estimates and judgments that can have a significant effect on the revenues, expenses, assets and liabilities recognized, and disclosures made in the interim financial statements.

Management’s best estimates concerning the future are based on the facts and circumstances available at the time estimates are made. Management uses historical experience, general economic conditions, and assumptions regarding probable future outcomes as the basis for determining estimates. Estimates and their underlying assumptions are reviewed periodically, and the effects of any changes are recognized at that time. Actual results could differ from the estimates used.

The global pandemic outbreak of the novel strain of coronavirus (“COVID-19”) has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, store closures, self-imposed quarantine periods and social distancing, may cause material disruption to businesses globally resulting in an economic slowdown. COVID-19 has cast uncertainty on the assumptions used by management in making its judgments and estimates. Management has not observed any indicators of impairment to assets or a significant change in the fair value of assets due to COVID-19. The Company implemented new safety procedures in accordance with the guidance from the CDC at all locations to better protect the health and safety of both employees and customers. The Company is re-assessing its response to the COVID-19 pandemic on an ongoing basis.

The following areas require management’s critical estimates and judgments:

(a) Business combinations

A business combination is a transaction or event in which an acquirer obtains control of one or more businesses and is accounted for using the acquisition method. The total consideration paid for the acquisition is the aggregate of the fair values of assets acquired, liabilities assumed, and equity instruments issued in exchange for control of the acquiree at the acquisition date. The acquisition date is the date when the Company obtains control of the acquiree.

Contingent consideration is measured at its acquisition date fair value and is included as part of the consideration transferred in a business combination, subject to the applicable terms and conditions.

Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as a liability is remeasured at subsequent reporting dates in accordance with the criteria and guidance provided under ASC 805 – Business Combinations.

Based on the facts and circumstances that existed at the acquisition date, management will perform a valuation analysis to allocate the purchase price based on the fair values of the identifiable assets acquired and liabilities assumed on the acquisition date. Management is required to finalize its allocation on the earlier of the date that information becomes known, or one year from the acquisition date. Until such time, these values are provisionally reported and are subject to change. Changes to fair values and allocations are retrospectively adjusted in subsequent periods.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.19 Significant accounting judgments and estimates (continued)

(a) Business combinations (continued)

In determining the fair value of all identifiable assets acquired and liabilities assumed, the most significant estimates generally relate to contingent consideration and intangible assets. Management exercises judgment in estimating the probability and timing of when earn-outs are expected to be achieved, which is used as the basis for estimating fair value. Identified intangible assets are fair valued using appropriate valuation techniques which are generally based on a forecast of the total expected future net cash flows of the acquiree. Valuations are highly dependent on the inputs used and assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

Judgment is applied in determining whether a transaction is a business combination or an asset acquisition by considering the nature of the assets acquired and the processes applied to those assets, or if the integrated set of assets and activities is capable of being conducted and managed for the purpose of providing a return to investors or other owners.

(b) Inventory

In calculating the value of inventory, management is required to make a number of estimates, including estimating the stage of growth of the cannabis up to the point of harvest, expected yields for the cannabis plants, harvesting costs, net realizable value, selling costs, average or expected selling prices, and impairment factors. In calculating final inventory values, management compares the inventory costs to estimated net realizable value as well as investigates slow moving inventory, if applicable. The estimates are judgmental in nature and are made at a point in time, using available information, such as expected business plans and expected market conditions. Periodic reviews are performed on the inventory balance with the changes in inventory reserves reflected in cost of goods sold.

(c) Estimated useful lives and depreciation of PPE

Depreciation of PPE is dependent upon estimates of useful lives, which are determined through the exercise of judgments. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

(d) Valuation, estimated life and impairment of intangible assets

Management uses significant judgment in estimating the useful lives and impairment. Intangible assets that have indefinite useful lives are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Impairment tests rely on judgments and estimates related to growth rates, discount rates, and estimated margins.

(e) Goodwill impairment

Goodwill is tested for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of goodwill may have been impaired. In order to determine that the value of goodwill may have been impaired, the Company performs a qualitative assessment to determine that it was more-likely-than-not if the reporting unit’s carrying value is less than the fair value, indicating the potential for goodwill impairment. A number of factors, including historical results, business plans, forecasts, and market data are used to determine the fair value of the reporting unit. Changes in the conditions for these judgments and estimates can significantly affect the assessed value of goodwill.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.19 Significant accounting judgments and estimates (continued)

(f) Leases

Each capitalized lease is evaluated to determine if the Company would exercise any of the renewal options offered. Several material factors are considered in determining if the renewal options would be exercised, such as length of the renewal, renewal rate, and ability to transfer locations. When measuring lease liabilities, the Company used discounted lease payments using a weighted-average rate in the range of 9.8% to 15.0% per annum. The weighted-average rate is based on the Company’s incremental borrowing rate, which relies on judgments and estimates.

(g) Provisions and contingent liabilities

When the Company is more likely than not to incur an outflow of resources to settle an obligation and the amount can be reasonably estimated, a contingent liability is recorded. The contingent liability is recorded at management’s best estimates of the expenditure required to settle the obligation at period end, discounted to the present value, if material.

(h) Financial instruments

To determine the fair value of financial instruments, the Company develops assumptions and selects certain methods to perform the fair value calculations. Various methods considered include but are not limited to: (a) assigning the value attributed to the transaction at the time of origination; (b) re-measuring the instrument if it requires concurrent fair value measurement; and (c) valuing the instrument at the issuance value less any amortized costs. As judgment is a factor in determining the value and selecting a method, as well as the inherent uncertainty in estimating the fair value, the valuation estimates may be different.

Application of the option pricing model requires estimates in expected dividend yields, expected volatility in the underlying assets, and the expected life of the financial instruments. These estimates may ultimately be different from amounts subsequently realized, resulting in an overstatement or understatement of net (loss) income and comprehensive (loss) income.

(i) Expected credit loss

Management determines ECL by evaluating individual receivable balances and considering customers’ financial condition and current economic conditions. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded as income when received. All receivables are expected to be collected within one year of the period end.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.20 Change in accounting standards

The Company is treated as an “emerging growth company” per the definition under the Jumpstart Our Business Startups Act (the “JOBS Act”). Under the JOBS Act, emerging growth companies may delay adopting new or revised accounting standards until the standards apply to private companies.

Recently Issued Accounting Standards

In June 2016, the FASB issued ASU 2016-13 Topic 326 Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments, which was subsequently revised by ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (“ASU 2016-13”), which introduces a new model for assessing impairment on most financial assets. Entities will be required to use a forward-looking expected loss model, which will replace the current incurred loss model, which will result in earlier recognition of allowance for losses. ASU 2016-13 is effective for fiscal years beginning after December 15, 2022, and interim periods therein. The Company is evaluating the adoption date and impact, if any, adoption will have on its interim financial statements.

In December 2019, the FASB issued ASU 2019-12 Topic 740 – Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which eliminates certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. ASU 2019-12 is effective for fiscal years beginning after December 15, 2021, and interim periods therein. The Company is evaluating the adoption date and impact, if any, adoption will have on its interim financial statements.

In January 2020, the FASB issued ASU 2020-01 Topic 321 – Investments – Equity Securities, Topic 323 – Investments – Equity Method and Joint Ventures, and Topic 815 – Derivatives and Hedging (collectively “ASU 2020-01”), which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for fiscal years beginning after December 15, 2021, and interim periods therein. The Company is evaluating the adoption date and impact, if any, adoption will have on its interim financial statements.

In August 2020, the FASB issued ASU No. 2020-06 Subtopic 470-20 – Debt—Debt with Conversion and Other Options and Subtopic 815-40 Derivatives and Hedging—Contracts in Entity’s Own Equity: Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, to improve financial reporting associated with accounting for convertible instruments and contracts in an entity’s own equity. The amendments in this Update are effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. The Company is evaluating the adoption date and impact, if any, adoption will have on its interim financial statements.

In January 2017, the FASB issued ASU 2017-04 Topic 350, Intangibles - Goodwill and Other, Simplifying the Accounting for Goodwill Impairment ("ASU 2017-04"). ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. ASU 2017-04 was effective for the Company’s fiscal year beginning December 15, 2022. The Company is evaluating the adoption date and impact, if any, adoption will have on its interim financial statements.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

4.	BUSINESS COMBINATIONS AND ASSET ACQUISITIONS

Each of the acquisitions are subject to specific terms relating to the satisfaction of the purchase price by the Company and its wholly-owned subsidiaries, and incorporates payments in cash, shares, and debt as well as certain contingent considerations. The shares issued as consideration are either Subordinate Shares or non-voting exchangeable shares of the Company’s subsidiaries (“Exchangeable Shares”) that are exchangeable on a one-for-one basis into an equal number of Subordinate Shares of the Company. The Company treats the Exchangeable Shares as options with a value equal to a share of Subordinate Shares, which represents the holder’s claim on the equity of the Company. The Company has presented these Exchangeable Shares as a part of shareholders’ equity within these interim financial statements due to (i) the fact that they are economically equivalent to the Company’s publicly traded Subordinate Shares (ii) the holders of the Exchangeable Shares are subject to restrictions on transfer under United States securities laws, but may dispose of the Exchangeable Shares through the CSE by exchanging them for Subordinate Shares of the Company. Changes in these assumptions would affect the presentation of the Exchangeable Shares from shareholders’ equity to non-controlling interests; however, there would be no impact on (loss) earnings per share.

The goodwill recognized on acquisitions is attributable mainly to the expected future growth potential and expanded customer base arising as a result of the completion of the respective acquisition. Goodwill has been allocated to the reporting units corresponding to the states of the acquired businesses. None of the goodwill is expected to be deductible for income tax purposes. For further analysis on goodwill relating to business combinations, see Note 7. All the acquisitions noted below were accounted for in accordance with ASC 805.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

4.	BUSINESS COMBINATIONS AND ASSET ACQUISITIONS (Continued)

2021 Third Quarter Acquisitions

Business combination

On September 15, 2021, the Company completed its acquisition of GSD NJ LLC (“Garden State Dispensary” or “GSD”) through a membership interest purchase agreement.

Asset Acquisition

On July 1, 2021, the Company completed its acquisitions of Eskar Holdings, LLC, (“Eskar”) through a membership interest purchase agreement. Collectively, the GSD and Eskar acquisitions are referred to as the “Q3 2021 Acquisitions”.

The details of the purchase consideration consist of cash, debt, Exchangeable Shares, and contingent consideration.

Final valuations of the assets acquired and liabilities assumed are not yet complete due to the inherent complexity associated with valuations and the short period of time between the acquisition date and the period end. Therefore, the purchase price allocation is preliminary and subject to adjustment on completion of the valuation process and analysis of resulting tax effects. Further changes may still be required as management works to finalize the valuation of assets acquired and liabilities assumed. Differences between these provisional estimates and the final acquisition accounting may occur and these differences could have a material impact.

The fair value of the identifiable assets acquired and liabilities assumed as of the acquisition date are as follows:

	GSD	Eskar	Total
	$	$	$
ASSETS ACQUIRED
Cash	579,560	-	579,560
Inventory	3,106,338	-	3,106,338
Prepaid expenses and other assets	67,449	-	67,449
Intangible assets	160,000,000	1,000,000	161,000,000
Property, plant, and equipment	30,699,183	-	30,699,183
Right-of-use assets - operating	13,234,034	-	13,234,034
Deposits	515,202	-	515,202
Total assets acquired at fair value	208,201,766	1,000,000	209,201,766

LIABILITIES ASSUMED
Trade payables	1,658,180	-	1,658,180
Accrued liabilities	444,784	-	444,784
Advance from related parties	22,750,176	-	22,750,176
Deferred tax liabilities	-	-	-
Lease liabilities - operating	13,025,508	-	13,025,508
Debts payable	3,000,000	-	3,000,000
Total liabilities assumed at fair value	40,878,648	-	40,878,648

Goodwill	23,247,358	-	23,247,358

Consideration transferred	190,570,476	1,000,000	191,570,476

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

4.	BUSINESS COMBINATIONS AND ASSET ACQUISITIONS (Continued)

GSD Business Combination

GSD has three open dispensaries, the maximum allowed under its permit, at highway locations throughout the central region of the state, as well as approximately 30,000 sq. ft. of operational cultivation and production facilities. An additional 75,000 sq. ft. of cultivation is under construction.

Purchase consideration was comprised of the following:

		Shares	Fair Value
Cash	i		$41,774,630
Debt Payable	ii		29,490,630
Shares Issued	iii	1,511,334	29,744,216
Contingent Consideration	iv		89,561,000

Total		1,511,334	$190,570,476

Pursuant to the terms of the Definitive Agreement (“GSD Agreement”), Ayr satisfied the purchase price of $190.6 million for GSD through the following:

i.	$41.8 million of the GSD purchase price in the form of cash consideration;

ii.	$29.5 million of the GSD purchase price in the form of a promissory note payable.

iii.	$29.7 million of the GSD purchase price in the form of 1,511,334 Exchangeable Shares, these shares have contractual restrictions on their ability to be sold for four to twelve months (the “GSD Lock-Up Provision”).

iv.	A portion of the GSD purchase price is derived from an earn-out provision, consisting of cash, a promissory note, and Exchangeable Shares, valued through a Monte-Carlo simulation, that may entitle the sellers to earn additional consideration if certain milestones are achieved, see Note 13 for more information.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

4.	BUSINESS COMBINATIONS AND ASSET ACQUISITIONS (Continued)

Eskar Asset Acquisition

Pursuant to the agreements, the Company acquired rights to legally open and operate an adult-use cannabis licensed retail store along with the purchase of the property located in the Town of Watertown, Massachusetts.

As the Eskar acquisition did not meet the definition of a business according to ASC 805 and as such, it was recorded as an asset acquisition.

Purchase consideration for the acquisition was $1,000,000, paid in cash.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

4.	BUSINESS COMBINATIONS AND ASSET ACQUISITIONS (Continued)

2021 First Quarter Acquisitions

Business combinations

On February 26, 2021, the Company completed its acquisition of Liberty in a stock-for-stock combination. On March 23, 2021, the Company completed its acquisition of Oasis through a membership interest purchase agreement. On March 31, 2021, the Company completed its acquisition of Ohio Medical Solutions, LLC (“Ohio Medical”) through an asset purchase agreement.

Asset acquisition

On March 30, 2021, the Company completed its acquisition of Greenlight Management, LLC (“Greenlight Management”) and Greenlight Holdings, LLC (“Greenlight Holdings”) through a membership purchase agreement. Greenlight Management has a management agreement with Parma Wellness, Center, LLC (“Parma”). Collectively, the Liberty, Oasis, Ohio Medical, and Parma acquisitions are referred to as the “Q1 2021 Acquisitions”.

The details of the purchase consideration consist of cash, debt, Subordinate Shares, Exchangeable Shares, contingent consideration, purchase consideration payable, and replacement options issued.

Final valuations of the assets acquired and liabilities assumed are not yet complete due to the inherent complexity associated with valuations and the short period of time between the acquisition date and the period end. Therefore, the purchase price allocation is preliminary and subject to adjustment on completion of the valuation process and analysis of resulting tax effects. During the quarter, the Company revised the previously disclosed provisional amounts reflected in the interim financial statements for the three months ended June 30, 2021. Further changes may still be required as management works to finalize the valuation of assets acquired and liabilities assumed. Differences between these provisional estimates and the final acquisition accounting may occur and these differences could have a material impact.

27

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

4.	BUSINESS COMBINATIONS AND ASSET ACQUISITIONS (Continued)

The fair value of the identifiable assets acquired and liabilities assumed as of the acquisition date are as follows:

	Liberty	Oasis	Parma	Ohio Medical	Total
	$	$	$	$	$
ASSETS ACQUIRED
Cash	6,650,137	8,237,240	-	-	14,887,377
Accounts receivable	-	26,125	-	6,362	32,487
Inventory	47,420,390	10,388,851	-	313,076	58,122,317
Prepaid expenses and other assets	817,824	463,825	-	85,474	1,367,123
Intangible assets	270,000,000	220,000,000	13,255,000	11,739	503,266,739
Property, plant, and equipment	56,745,883	10,898,530	3,910,000	493,239	72,047,652
Right-of-use assets - operating	11,750,150	15,824,407	-	3,488,670	31,063,227
Right-of-use assets - finance, net	378,992	13,095	-	-	392,087
Deposits	619,377	166,200	-	252,000	1,037,577
Total assets acquired at fair value	394,382,753	266,018,273	17,165,000	4,650,560	682,216,586

LIABILITIES ASSUMED
Trade payables	3,274,256	2,901,326	-	-	6,175,582
Accrued liabilities	5,383,075	2,720,381	-	15,000	8,118,456
Income tax payable	7,135,000	-	-	-	7,135,000
Deferred tax liabilities	71,962,667	-	-	-	71,962,667
Lease liabilities - operating	11,693,248	15,824,408	-	3,497,060	31,014,716
Lease liabilities - finance	378,992	13,095	-	-	392,087
Debts payable	7,479,389	-	-	-	7,479,389
Accrued interest	153,057	-	-	-	153,057
Total liabilities assumed at fair value	107,459,684	21,459,210	-	3,512,060	132,430,954

Goodwill	119,420,931	30,480,820	-	11,500	149,913,251

Consideration transferred	406,344,000	275,039,883	17,165,000	1,150,000	699,698,883

28

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

4.	BUSINESS COMBINATIONS AND ASSET ACQUISITIONS (Continued)

Liberty Business Combination

Liberty is a vertically integrated cannabis company with cultivation, processor, transporter, and retail dispensary operations in Florida. Liberty owns a 387-acre cultivation campus in Gainesville, Florida with over 300,000 square feet of production facilities and operates dispensaries in the medical market.

Purchase consideration was comprised of the following:

		Shares	Fair Value
Share Capital	i	12,670,958	$399,499,188
Purchase Consideration Payable	ii	75,864	$2,391,895
Replacement Options Issued	iii	248,412	$4,452,917

Total		12,995,234	$406,344,000

Pursuant to the terms of the Definitive Agreement (“Liberty Agreement”), Ayr satisfied the purchase price of $406.3 million for Liberty through the following:

i.	$399.5 million of the Liberty purchase price in the form of 12,670,958 Subordinate Shares of the Company in a stock-for-stock combination. Liberty shareholders received 0.03683 Ayr shares for each Liberty share held;

ii.	$2.4 million of the Liberty purchase price in the form of 75,864 Subordinate Shares were issued to dissenting Liberty shareholders who subsequently withdrew their dissent notices. On April 1, 2021, the dissenting Liberty shareholders received 0.03683 Ayr Subordinate Shares for each share held and the Company recognized a gain from fair value adjustment of $102,351, see Note 13; and

iii.	$4.5 million of the Liberty purchase price in the form of 248,412 replacement options issued that were fully vested.

29

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

4.	BUSINESS COMBINATIONS AND ASSET ACQUISITIONS (Continued)

Oasis Business Combination

Oasis is a vertically integrated cannabis company with a cultivation, processing, and retail dispensary operations in Arizona. Oasis operates a 10,000 square foot cultivation and processing facility and has an 80,000 square foot cultivation facility under development. Oasis operates three dispensaries in both the adult-use and medical markets.

Purchase consideration was comprised of the following:

		Shares	Fair Value
Cash	i		$9,732,751
Debt Payable	ii		22,504,885
Shares Issued	iii	4,570,434	125,187,247
Contingent Consideration	iv		117,615,000

Total		4,570,434	$275,039,883

Pursuant to the terms of the Definitive Agreement (“Oasis Agreement”), Ayr satisfied the purchase price of $275.0 million for Oasis through the following:

i.	$9.7 million of the Oasis purchase price in the form of cash consideration;

ii.	$22.5 million of the Oasis purchase price in the form of promissory notes payable. The note is subjected to adjustment based on a final working capital adjustment;

iii.	$125.2 million of the Oasis purchase price in the form of 4,570,434 Exchangeable Shares, that are exchangeable on a one-for-one basis into an equal number of Subordinate Shares of the Company. Two million of the Exchangeable Shares are held in escrow and may be payable upon the achievement of established cultivation targets at the facility under development. These shares have restrictions on their ability to be sold for six to eighteen months (the “Oasis Lock-Up Provision”); and

iv.	A portion of the Oasis purchase price is derived from an earn-out provision, consisting of cash and Exchangeable Shares, valued through a Monte-Carlo simulation, that may entitle the sellers to earn additional consideration if certain milestones are achieved, see Note 13 for more information.

30

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

4.	BUSINESS COMBINATIONS AND ASSET ACQUISITIONS (Continued)

Parma Asset Acquisition

Greenlight Management operates on a 58,000 square foot facility in Parma, Ohio under a management agreement with Parma. Parma is a recipient of a Tier 1 Cultivator Provisional License in the medical cannabis market in Ohio. The land and building where the facility is located are owned by Greenlight Holdings.

As the Parma acquisition did not meet the definition of a business according to ASC 805, and as such, it was recorded as an asset acquisition. Purchase consideration for the acquisition was $17,165,000, paid in cash.

Ohio Medical Business Combination

Ohio Medical is a cannabis processor and manufacturer in the Ohio medical market with a 9,000 square foot medical marijuana processing facility that is licensed as part of the Ohio medical cannabis program.

Purchase consideration for the combination was $1,150,000, paid in cash.

31

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

4.	BUSINESS COMBINATION AND ASSET ACQUISITIONS (Continued)

2020 Fourth Quarter Acquisitions

On November 18, 2020, CSAC AcquisitionCo completed its acquisition of DocHouse, LLC (“DocHouse”) through a membership interest purchase agreement. On December 23, 2020, CSAC PA, a wholly-owned subsidiary in Nevada, United States, completed its acquisition of CannTech PA through a membership interest purchase agreement. Collectively, the DocHouse and CannTech PA acquisitions are referred to as the “Q4 2020 Acquisitions”.

The details of the purchase price consideration consist of cash, debt, Subordinate Shares, and Exchangeable Shares.

The fair value of the identifiable assets acquired and liabilities assumed as of the acquisition date are as follows:

	DocHouse	CannTech PA	Total
	$	$	$
ASSETS ACQUIRED
Cash	-	2,383,373	2,383,373
Inventory	-	254,342	254,342
Prepaid expenses, deposits, and other current assets	-	525,989	525,989
Intangible assets	13,072,485	62,099,558	75,172,043
Property, plant, and equipment	11,063,908	10,596,301	21,660,209
Right-of-use assets - operating	-	11,131,990	11,131,990
Deposits and other assets	-	204,132	204,132
Total assets acquired at fair value	24,136,393	87,195,685	111,332,078

LIABILITIES ASSUMED
Trade payables	290,512	715,912	1,006,424
Accrued liabilities	46,330	262,130	308,460
Advance from related parties	2,303,349	5,737,455	8,040,804
Lease liabilities - operating	-	11,170,076	11,170,076
Debts payable	-	8,271,432	8,271,432
Total liabilities assumed at fair value	2,640,191	26,157,005	28,797,196

Goodwill	-	3,015,000	3,015,000

Consideration transferred	21,496,202	64,053,680	85,549,882

32

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

4.	BUSINESS COMBINATION AND ASSET ACQUISITIONS (Continued)

DocHouse Asset Acquisition

DocHouse owns real property with a grower/processor permit in the Pennsylvania medical cannabis market.

As DocHouse did not meet the definition of a business according to ASC 805, it was recorded as an asset acquisition. Purchase consideration was comprised of the following:

		Shares	Fair Value
Cash	i		$17,477,788
Debt Payable	ii		1,934,964
Shares Issued	iii	128,265	2,083,450

Total		128,265	$21,496,202

Pursuant to the terms of the Definitive Agreement (“DocHouse Agreement”), Ayr satisfied the purchase price of $21.5 million for DocHouse through the following:

i.	$17.5 million of the DocHouse purchase price in the form of cash consideration, of which $12.4 million was paid on closing, $3.0 million was paid within three months, and $2.1 million was paid within six months of closing;

ii.	$1.9 million of the DocHouse purchase price in the form of promissory notes payables; and

iii.	$2.1 million of the DocHouse purchase price in the form of 128,265 Subordinate Shares of the Company. These shares have restrictions on their ability to be sold for six to twelve months (the “DocHouse Lock-Up Provision”).

33

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

4.	BUSINESS COMBINATION AND ASSET ACQUISITIONS (Continued)

CannTech PA Business Combination

CannTech PA is a vertically integrated cannabis company with a grower/processor and dispensary permit in the Pennsylvania medical market. CannTech PA has a permit to operate six retail dispensaries and a cultivation and processing facility.

The purchase consideration was comprised of the following:

		Shares	Fair Value
Cash	i		$25,160,864
Debt Payable	ii		13,917,181
Shares Issued	iii	1,310,041	24,975,635

Total		1,310,041	$64,053,680

Pursuant to the terms of the Definitive Agreement (“CannTech PA Agreement”), Ayr satisfied the purchase price of $64.1 million for CannTech PA through the following:

i.	$25.2 million of the CannTech PA purchase price in the form of cash consideration, settlement of the final working capital, which is deemed immaterial;

ii.	$15.2 million of the CannTech PA purchase price in the form of promissory notes payable. The fair value of the notes on the acquisition date was $13.9 million; and

iii.	$25.0 million of the CannTech PA purchase price in the form of 1,310,041 Exchangeable Shares that are exchangeable on a one-for-one basis into an equal number of Subordinate Shares of the Company. These shares have restrictions on their ability to be sold for four to twelve months (the “CannTech PA Lock-Up Provision”).

34

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

4.	BUSINESS COMBINATION AND ASSET ACQUISITIONS (Continued)

Fair Value Considerations

The consideration has been allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. Transactions accounted for as business combinations have been accounted for in accordance with ASC 805, with the results included in the Company’s net (loss) earnings from the date of acquisition.

The consideration that is subject to a Lock-Up Provision is measured at fair value based on unobservable inputs and is considered a Level 3 measurement. The fair value was determined by the Company’s share price at the acquisition date and other inputs based on other observable market data. The earn-out provisions in the Oasis and GSD Agreements have been measured at fair value by using a Monte-Carlo simulation model. Refer to Note 13 for the contingent consideration fair value treatment subsequent to the acquisition.

5. INVENTORY

The Company’s inventory includes the following:

	September 30, 2021	December 31, 2020
Raw materials	$16,342,374	$1,705,150
Work in process	36,676,028	10,454,491
Finished goods	17,830,915	8,934,839
Supplies and others	7,772,450	1,825,125
Incremental costs to acquire cannabis inventory in a business combination	1,858,926	-
Total inventory	$80,480,693	$22,919,605

Amount of inventory included in cost of goods sold during the three and nine months ended September 30, 2021 and 2020, was $41,801,290 and $105,745,948, and $16,928,786 and $43,255,874, respectively. There were no inventory write-downs taken during the periods ended.

For the three and nine months ended September 30, 2021 and 2020, $9,022,291 and $41,410,732, and $nil and $nil, respectively, of expenses relating to the incremental costs to acquire cannabis inventory in a business combination is included on the interim statements of operations and comprehensive (loss) income. This relates to the one-time adjustment of cannabis inventory from cost to fair value as part of the purchase price allocation.

35

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

6.	PROPERTY, PLANT, AND EQUIPMENT

	Furniture and fixtures	Office equipment	Machinery and equipment	Auto and trucks	Buildings, leasehold improvements, and land	Construction in Progress	Total
Cost
As of January 1, 2020	$923,391	$312,486	$1,871,195	$130,298	$17,732,014	$17,146,625	$38,116,009
Acquired through combinations and acquisitions [Note 4]	66,915	49,519	4,544,221	-	2,707,898	14,291,656	21,660,209
Additions	85,610	147,350	317,723	59,253	12,476,063	-	13,085,999
Disposals	-	-	-	-	(112,558)	-	(112,558)
Placed in service	-	-	-	-	12,837,753	(12,837,753)	-
As of December 31, 2020	$1,075,916	$509,355	$6,733,139	$189,551	$45,641,170	$18,600,528	$72,749,659
Acquired through combinations and acquisitions [Note 4]	436,277	395,601	5,163,464	307,444	55,034,036	41,410,013	102,746,835
Additions	1,046,846	2,120,427	2,923,296	295,547	13,932,814	41,968,979	62,287,909
Disposals	(12,603)	(44,992)	(80,751)	(6,305)	-	-	(144,651)
Placed in service	-	-	-	-	22,919,883	(22,919,883)	-
As of September 30, 2021	$2,546,436	$2,980,391	$14,739,148	$786,237	$137,527,903	$79,059,637	$237,639,752

Accumulated Depreciation
As of January 1, 2020	$94,140	$41,736	$118,375	$13,978	$694,919	$-	$963,148
Depreciation	182,310	101,086	242,299	40,126	2,229,168	-	2,794,989
Disposals	-	-	-	-	(112,558)	-	(112,558)
As of December 31, 2020	$276,450	$142,822	$360,674	$54,104	$2,811,529	$-	$3,645,579
Depreciation	225,218	196,796	1,020,468	114,093	3,114,381	-	4,670,956
Disposals	(7,547)	(41,871)	(34,795)	(2,785)	-	-	(86,998)
As of September 30, 2021	$494,121	$297,747	$1,346,347	$165,412	$5,925,910	$-	$8,229,537

Net book value
As of January 1, 2020	$829,251	$270,750	$1,752,820	$116,320	$17,037,095	$17,146,625	$37,152,861
As of December 31, 2020	$799,466	$366,533	$6,372,465	$135,447	$42,829,641	$18,600,528	$69,104,080
As of September 30, 2021	$2,052,315	$2,682,644	$13,392,801	$620,825	$131,601,993	$79,059,637	$229,410,215

As of September 30, 2021 and December 31, 2020, the Company capitalized borrowing costs of $5,569,502 and $1,360,605, respectively.

Depreciation expense relating to PPE for the three and nine months ended September 30, 2021 and 2020:

	Three Months Ended		Nine Months Ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
	$	$	$	$
Cost of goods sold	1,485,915	654,251	3,438,168	1,365,872
Expenses	521,651	139,464	1,232,789	530,143
Total depreciation relating to PPE	2,007,566	793,715	4,670,957	1,896,015

7.	GOODWILL AND INTANGIBLE ASSETS

Goodwill

There were no indicators of impairment during the periods presented. As of September 30, 2021 and December 31, 2020, the Company reported goodwill by segment as follows:

	Massachusetts	Nevada	Pennsylvania	Florida	Arizona	Ohio	New Jersey	Total
As of December 31, 2020	$16,134,926	$38,813,434	$3,015,000	$-	$-	$-	$-	$57,963,360
Acquired through combinations [Note 4]	-	-	-	119,420,931	30,480,820	11,500	23,247,358	173,160,609
As of September 30, 2021	$16,134,926	$38,813,434	$3,015,000	$119,420,931	$30,480,820	$11,500	$23,247,358	$231,123,969

36

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

7.	GOODWILL AND INTANGIBLE ASSETS (Continued)

Intangible Assets

Amortization expense is in cost of goods sold and total expenses. The amount in cost of goods sold for the three and nine months ended September 30, 2021 and 2020, was $2,957,605 and $6,871,519, and $380,000 and $1,140,000, respectively. The following table represents intangible assets:

	Licenses/Permits	Right-to-use licenses	Host community agreements	Trade name / brand
Useful life (# of years)	15	15	15	5	Total
Cost
As of January 1, 2020	$22,000,000	$138,550,000	$35,000,000	$2,390,000	$197,940,000
Acquired through combinations and acquisitions [Note 4]	75,172,043	-	-	-	75,172,043
Additions	-	1,100,000	-	-	1,100,000
As of December 31, 2020	$97,172,043	$139,650,000	$35,000,000	$2,390,000	$274,212,043
Acquired through combinations and acquisitions [Note 4]	650,011,739	13,255,000	1,000,000	-	664,266,739
Transferred	139,650,000	(139,650,000)	-	-	-
As of September 30, 2021	$886,833,782	$13,255,000	$36,000,000	$2,390,000	$938,478,782

Accumulated Amortization
As of January 1, 2020	$883,154	$5,561,864	$1,405,018	$287,828	$8,137,864
Amortization	1,668,503	9,236,666	2,333,333	478,000	13,716,502
As of December 31, 2020	$2,551,657	$14,798,530	$3,738,351	$765,828	$21,854,366
Amortization	23,007,347	7,412,111	1,750,000	358,891	32,528,349
Transferred	21,768,808	(21,768,808)	-	-	-
As of September 30, 2021	$47,327,812	$441,833	$5,488,351	$1,124,719	$54,382,715

Net book value
As of January 1, 2020	$21,116,846	$132,988,136	$33,594,982	$2,102,172	$189,802,136
As of December 31, 2020	$94,620,386	$124,851,470	$31,261,649	$1,624,172	$252,357,677
As of September 30, 2021	$839,505,970	$12,813,167	$30,511,649	$1,265,281	$884,096,067

The anticipated amortization expense over the next five years is as follows:

Amortization	2021	2022	2023	2024	2025
Expense	$15,720,980	$62,883,919	$62,883,919	$62,596,091	$62,405,919

8.	RIGHT-OF-USE ASSETS & LEASE LIABILITIES

Information related to operating and finance leases as of September 30, 2021, is as follows:

	Operating Leases		Finance Leases
Weighted average discount rate	13.73%		12.77%
Weighted average remaining lease term	12.01	yrs	2.98	yrs

The maturity of the contractual undiscounted lease liabilities as of September 30, 2021, are as follows:

	Operating Leases	Finance Leases	Total
Remainder of 2021	$3,721,876	$1,055,308	$4,777,184
2022	15,049,289	4,119,807	19,169,096
2023	15,279,738	4,046,667	19,326,405
2024	14,761,255	2,643,728	17,404,983
2025	14,193,483	255,679	14,449,162
2026 and thereafter	120,961,714	7,110	120,968,824
Total undiscounted lease liabilities	$183,967,355	$12,128,299	$196,095,654
Impact of discounting	(99,150,624)	(1,540,308)	(100,690,932)
Total present value of minimum lease payments	$84,816,731	$10,587,991	$95,404,722

37

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

8.	RIGHT-OF-USE ASSETS & LEASE LIABILITIES (Continued)

Payments related to capitalized leases during the three and nine months ended September 30, 2021 and 2020, are as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Lease liabilities - operating
Lease liabilities - operating expense, COGS	$1,361,828	$186,165	$3,162,802	$501,176
Lease liabilities - operating expense, G&A	2,525,858	514,134	5,605,258	1,511,595
Lease liabilities - finance
Amortization of right-of-use assets, COGS	374,764	135	589,976	135
Amortization of right-of-use assets, G&A	26,904	-	35,384	-
Interest of lease liabilities - finance, COGS	291,053	184	392,180	184
Interest of lease liabilities - finance, G&A	298,379	-	305,377	-
Total lease expense	$4,878,786	$700,618	$10,090,977	$2,013,090

9.	EQUITY INVESTMENTS

The Company has a 40% interest in Green Garden, LLC (“Green Garden”) and a 49% interest in Land of Lincoln Dispensary LLC (“Lincoln”). Management has concluded that the current interests do not provide control to the Company. Accordingly, the Green Garden and Lincoln investments have been accounted for using the equity method. The Lincoln acquisition has had no operating activity for the three and nine months ended September 30, 2021. The following table relates to the Company’s investment in Green Garden as of September 30, 2021, and December 31, 2020:

	September 30, 2021	December 31, 2020
Balance, at the beginning of the period	$503,509	$427,399
Investment	81,610	109,700
Share of loss	(31,671)	(33,590)
Net book value, as of	$553,448	$503,509

The following table presents a summary of the interim balance sheets and statements of operations of Green Garden:

	September 30, 2021	December 31, 2020
Current assets	$2,368	$15,242
Non-current assets	-	-
Current liabilities	-	-
Revenue	-	-
Loss	(79,176)	(83,976)

During the nine months ended September 30, 2021, Ayr received $1,000,000 for an investment that had been previously written off. The amount was included in other income (expense).

10.	RELATED PARTY TRANSACTIONS AND BALANCES

Related parties are defined as management and members of the Company and/or members of their immediate family and/or other companies and/or entities in which a board member or senior officer is a principal owner or senior executive. Other than disclosed elsewhere in the interim financial statements, related party transactions and balances are as follows:

Mercer Park, L.P., a company owned by an executive of Ayr, entered into a management agreement with the Company dated May 24, 2019. As of September 30, 2021, and December 31, 2020, $1,450,181 and $83,371 was included in prepaid expenses as an advance for these services. Included in expenses for the three and nine months ended September 30, 2021, are management fees of $3,195,080 and $7,618,432 that are included in general and administrative expenses and embedded lease fees of $142,021 and $373,171 that are included in operating lease expense.

38

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

10.	RELATED PARTY TRANSACTIONS AND BALANCES (Continued)

The management fee is paid monthly and varies based on actual costs incurred by the related entity when providing the Company administrative support, management services, office space, and utilities. In addition, the management fees pay other corporate or centralized expenses based on actual cost, including but not limited to legal and professional fees, software, and insurance. The agreement is a month-to-month arrangement.

As of September 30, 2021, and December 31, 2020, Glass House Brands Inc. (“Glass House”), formerly, Mercer Park Brand Acquisition Corp., a company that had limited services shared with the Company, owed to Ayr $nil and $135,000. This is included in due from related parties on the interim balance sheet.

During the three and nine months ended September 30, 2021, the Company incurred fees from Panther Residential Management, LLC (“Panther”), a company partially owned by a board member of Ayr. The total incurred fees were $17,500 and $68,500 (2020: $25,500 and $76,500) of office expenses, $225,000 and $600,000 (2020: $112,500 and $337,500) of rental fees, and $58,677 and $187,904 (2020: $75,616 and $225,205) of interest expense.

Directors and officers of the Company are considered key members of management. Compensation for the directors and officers in the respective periods were comprised of:

	Three Months Ended		Nine Months Ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Compensation and benefits, included in management fee	$937,500	$656,250	$2,812,500	$1,655,000
Stock-based compensation, non-cash	5,013,055	4,700,795	20,388,406	25,949,556
Total compensation	$5,950,555	$5,357,045	$23,200,906	$27,604,556

Refer to Notes 11 and 15 for additional information around the debts payable and non-cash stock-based compensation plan and calculation, respectively, for the three and nine months ended September 30, 2021 and 2020.

11.	DEBTS PAYABLE & SENIOR SECURED NOTES

Senior Secured Notes

On December 10, 2020, the Company completed an offering to a syndicate of institutional investors comprising four-year senior secured promissory notes (the “December 2020 Notes”) with a face value of $110,000,000. The December 2020 Notes accrue interest of 12.5% per annum, payable semi-annually commencing on June 30, 2021, with a maturity 48 months from closing. These notes have the option to be paid off at face value in 24 months. The December 2020 Notes impose certain covenants and restrictions, including restrictions on the incurrence of debt, assets sales and dividends, and other distributions. The December 2020 Notes are secured by all assets of the Company and certain of its subsidiaries. Issuance costs totaling $6,473,895 were allocated to the December 2020 Notes and will be amortized over the 48 months.

Senior secured notes
As of December 31, 2020	$103,652,963
Debt issuance costs	(135,998)
Debt issuance costs amortized	1,228,752
Total senior secured notes payable as of September 30, 2021	$104,745,717
Total accrued interest payable related to senior secured notes as of September 30, 2021	$3,437,500

39

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

11.	DEBTS PAYABLE & SENIOR SECURED NOTES (Continued)

Debt Payable

Debts payable
As of December 31, 2020	$62,232,581
Discounted as of December 31, 2020	1,279,819
Acquired through combinations and acquisitions [Note 4]	62,474,904
Converted to equity	(7,429,389)
Less: repayment	(6,280,119)
Total debts payable, undiscounted as of September 30, 2021	112,277,796
Less: discounted to fair value	(1,030,965)
Total debts payable as of September 30, 2021	$111,246,831
Total accrued interest payable related to debts payable as of September 30, 2021	$3,943,847

The details of debts payable were as follows:

	September 30, 2021
	Related party debt	Non-related party debt	Total debt
Principal payments	$28,483,169	$83,794,627	$112,277,796
Less: current portion	4,122,181	3,610,327	7,732,508
Total non-current debt, undiscounted	$24,360,988	$80,184,300	$104,545,288
Less: discount to fair value	-	(1,030,965)	(1,030,965)
Total non-current debt	$24,360,988	$79,153,335	$103,514,323

The following table presents the future debt obligation as of September 30, 2021:

Future debt obligations (per year)
2021	$2,469,208
2022	5,611,722
2023	14,446,496
2024	67,245,485
2025 and beyond	22,504,885
Total debt obligations	$112,277,796

As part of the business combinations and asset acquisitions, the Company issued and assumed notes with related and non-related parties. The related party notes are considered part of the purchase price to the former shareholders of the acquired businesses. As a result of the combinations and acquisitions, several of these individual shareholders are now considered related parties of the Company across various roles including directors, officers, and shareholders.

Pursuant to the Sira Agreement, the Company issued a related-party promissory note in the amount of $5,000,000 to a lender of Sira that is secured by all the assets of Sira. The note matures five years from the closing date with a 6% annual interest rate. In addition, the Company agreed to assume a non-related party loan of $29,393 that matured on November 10, 2020 with a 5.49% annual interest rate. Total balance assumed was $13,053.

Pursuant to the Canopy Agreement, the Company issued a related-party promissory note in the amount of $4,500,000 to Canopy that is secured by all the assets of Canopy. The note matures five years from the closing date with a 6% annual interest rate. In addition, the Company agreed to assume a non-related party loan of $421,128 that matured on October 1, 2020 with a 7% annual interest rate. The assumed loan was amended in June 2020 and matured on February 1, 2021, with a 10% annual interest rate.

40

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

11.	DEBTS PAYABLE & SENIOR SECURED NOTES (Continued)

Debt Payable (continued)

Pursuant to the Washoe Agreement, the Company issued a related-party promissory note in the amount of $5,640,000 to the former members of Washoe that is secured by all the assets of Washoe. The note matures three years from the closing date with a 6% annual interest rate. In addition, the Company agreed to assume a related-party member loan that has $6,561,818 remaining, secured by an all-assets security interest over all assets of Washoe that matures three years from the closing date with a 6% interest rate. The note was amended in March 2020 to increase the interest rate to 7% in exchange for a three month deferral of principal. The Company also agreed to assume non-related party notes of $2,525,000 and $190,000 that mature on September 1, 2022 and July 23, 2023, with 5% and 6% annual interest rates, respectively; both are secured by real property owned by Washoe or its subsidiaries. Total balances assumed were $2,397,152 and $190,000, respectively.

Pursuant to the LivFree Agreement, the Company issued a related-party promissory note in the amount of $20,000,000 to the former members of LivFree that is secured by all the assets of LivFree. The note matures five years from the closing date with a 6% annual interest rate.

Pursuant to the CannaPunch Agreement, the Company issued a related-party promissory note in the amount of $2,000,000 to the former members of CannaPunch that is secured by all the assets of CannaPunch. The note matures five years from the closing date with a 6% annual interest rate.

Pursuant to the DocHouse Agreement, the Company issued non-related party promissory notes in the amount of $1,934,964 to the former members of DocHouse. The note matures three years from the closing date with an 8% annual interest rate.

Pursuant to the CannTech PA Agreement, the Company issued non-related party promissory notes in the amount of $15,197,000, to the former members of CannTech PA that are secured by all the assets of CannTech PA. The fair value of the notes as of the CannTech PA acquisition date was $13,917,181. The note matures three and a half years from the closing date with a 9% annual interest rate. In addition, the Company agreed to assume non-related party loans of $8,000,000 that mature on July 1, 2023, with a 9% annual interest rate.

Pursuant to the Oasis Agreement, the Company issued non-related party promissory notes in the amount of $22,504,885, to the former members of Oasis that is secured by all the membership interests in Oasis. The notes mature four years from closing date with a 10% annual interest rate payable semi-annually. The note is subject to adjustment based on a final working capital adjustment.

Pursuant to the GSD Agreement, the Company issued non-related party promissory notes in the amount of $29,490,630, to the former members of GSD that is secured by all the assets of GSD. The note matures three years from the closing date with a 9% annual interest rate for the first year, and 12.5% thereafter. In addition, the Company agreed to assume a non-related party loan of $3,000,000 that matures on August 6, 2023, with a 9% annual interest rate.

Interest expense associated with related party debt payable for the three and nine months ended September 30, 2021 and 2020, was $436,831 and $1,348,591, and $594,387 and $1,812,070, respectively.

41

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

11.	DEBTS PAYABLE & SENIOR SECURED NOTES (Continued)

Convertible Debt

Pursuant to the Liberty Agreement, the Company agreed to assume non-related party convertible debt with a face value of $4,325,000 and accrued interest of $153,055 with a 12% annual interest rate. The Company has the right to convert the debt into Subordinate Shares if the share price meets a minimum trading price. The fair value of the embedded derivative related to this conversion feature was $3,154,389. On March 4, 2021, the Company called the notes to either be paid out or converted into Subordinate Shares over a thirty-day period. During the period ended September 30, 2021, the debt was fully settled as $50,000 was paid and 232,259 Subordinate Shares were issued. There was no gain or loss recorded, as the transaction took place shortly after the initial fair value measurement.

12.	SHARE CAPITAL

The authorized share capital of the Company is comprised of the following:

Unlimited number of Subordinate Shares

•	1 vote per share (except that Limited Voting Shares have no rights to vote for directions).

•	Trading on the CSE under the symbol “AYR.A” and the OTC under the symbol “AYRWF”.

Unlimited Number of Multiple Voting Shares

•	25 votes per share.

•	Convertible into Subordinate Shares on a one-for-one basis. The shares are mandatorily converted into Subordinate Shares at the earlier of: (i) the date on which the aggregate number of Multiple Voting Shares has been reduced to less than 33 1/3% of those issued and outstanding on the first date of issuance thereof, and (ii) the date that is five years from the date of closing of the Qualifying Transaction.

•	Not traded on the CSE.

A summary of the outstanding share capital of the Company as of September 30, 2021, is comprised of the activity below. For additional shares reserved for issuance refer to Note 15 for stock-based compensation.

Initial Public Offering

On December 21, 2017, the Company completed its Offering and issued the following:

•	12,500,000 Class A Restricted Voting Units, along with 975,000 Class A Restricted Voting Units upon exercise of an over-allotment option granted to the Underwriter, totaling 13,475,000 Class A Restricted Voting Units.

•	3,696,486 Class B Shares to the Sponsor net of transaction costs and forfeitures.

42

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

12.	SHARE CAPITAL (Continued)

Qualifying Transaction

On May 24, 2019, the Company completed its Qualifying Transaction. As a result,

•	13,474,000 Class A Restricted Voting Shares, which were previously classified as liabilities, were converted into Subordinate Shares. 1,000 of the Class A Restricted Voting shares were redeemed.

•	3,696,486 Class B Shares were converted into Multiple Voting Shares.

•	7,983,887 Exchangeable Shares of CSAC AcquisitionCo were issued as part of the purchase consideration of the Qualifying Transaction.

Post Qualifying Transaction

The following activity occurred subsequent to the Qualifying Transaction:

•	13,066,097 Subordinate Shares were issued in connection with the exercise of Warrants. Issued in connection with the exercise of Warrants were:

1.	298,200 shares related to an early exercise period commencing from July 15, 2019 until July 26, 2019 (“2019 Early Exercise Period”), 3,000,001 shares related to a warrant incentive program commencing on November 24, 2020 until December 8, 2020 (“2020 Incentive Program”), and 6,203,342 shares related to a warrant incentive program commencing on August 31, 2021 until September 30, 2021 (“2021 Incentive Program”).

2.	1,021,270 Warrants granted related to 669,591 shares exercised through a cashless conversion feature.

3.	57,224 Warrants forfeited on September 30, 2021 related to the 2021 Warrant Incentive Program.

•	389,905 Exchangeable Shares were issued as part of the make-whole provision liability as of November 20, 2019 and 614,515 Exchangeable Shares were issued as part of the make-whole provision liability on May 18, 2020.

•	1,370,170 Subordinate Shares were issued in connection with the conversion of 13,701,700 Rights, which were each redeemed for one tenth (1/10) of one Subordinate Share. Rights (“Rights”) were trading on the CSE under the symbol “AYR.RT” until they expired on May 25, 2021.

•	7,400 Subordinate Shares were repurchased and cancelled, and 76,900 Subordinates Shares were repurchased and held as a result of the Company’s stock repurchase program. The program allows purchasing up to 5% of the total issued and outstanding Subordinate Shares during each twelve-month period through the facilities of the CSE and other marketplaces.

o	On October 1, 2019, the Company commenced a stock repurchase program where 7,400 Subordinate Shares were repurchased and cancelled, and 63,800 Subordinate Shares were repurchased and are held by the Company as treasury shares. The program ended on September 30, 2020.

o	On August 25, 2021, the Company commenced a stock repurchase program where 13,100 Subordinate Shares were repurchased and are held by the Company as treasury shares, as of September 30, 2021.

•	9,011,189 Exchangeable Shares were converted into Subordinate Shares as of September 30, 2021.

•	On January 14, 2021, the Company closed its equity offering of 4,600,000 Subordinate Shares at a price of $34.25CDN per share for total gross proceeds of approximately $123.7 ($157.6CDN) million, net of $5.7 ($7.2CDN) million of commission and expenses.

•	In connection with the exercise of 1,906,125 RSUs, 919,664 Subordinate Shares were issued due to net settlement.

•	36,129 Subordinate Shares were issued in connection with Options exercised as of September 30, 2021.

43

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

12.	SHARE CAPITAL (Continued)

Post Qualifying Transaction Combinations and Acquisitions

The following activity occurred subsequent to the Qualifying Transaction that relate to business combinations and asset acquisitions:

•	As part of the Q4 2020 Acquisitions, the Company issued:

o	128,265 Subordinate Shares of Ayr were issued as part of the purchase consideration of the DocHouse Transaction.

o	1,310,041 Exchangeable Shares of CSAC PA were issued as part of the purchase consideration of the CannTech PA Transaction.

•	As part of the Q1 2021 Acquisitions, the Company issued:

o	12,746,822 Subordinate Shares were issued as part of the purchase consideration of Liberty.

o	4,570,434 Exchangeable Shares were issued as part of the purchase consideration of Oasis. 2.0 million of the shares are in escrow and payable upon reaching certain cultivation targets at the facility under development.

•	As part of the Q3 2021 Acquisitions, the Company issued:

o	1,511,334 Subordinate Shares were issued as part of the purchase consideration of GSD NJ LLC.

On November 4, 2020, the Company created two new share classes, Restricted Voting Shares and Limited Voting Shares, including applying terms to such shares similar to those applicable to the existing Subordinate Voting Shares (except that Limited Voting Shares have no rights to vote for directions), and amended the terms of the existing Multiple Voting Shares and existing Subordinate Voting Shares by amending the requirements on who may hold Subordinate Voting Shares, which is limited to non-US persons. The amendment in share structure was designed to seek to ensure Ayr’s status as a Foreign Private Issuer.

Warrants

Warrants issued and outstanding are each exercisable on a one-for-one basis into Subordinate Shares. The fair value of each outstanding Warrant is $0.62. Each Warrant became exercisable for one Subordinate Share, at a price of $11.50CDN per share, commencing 65 days after the completion of the Qualifying Transaction (subject to adjustments, as further described below), and will expire on the day that is five years after the completion of the Qualifying Transaction (being May 24, 2024), or may expire earlier if the expiry date of the Warrants is accelerated. Such warrants were recorded as a component of shareholders’ equity, since they were denominated in the functional currency of the Parent. For the 2019 Early Exercise Period and 2020 Incentive Program issuances, the Company made an incentive payment of $0.50CDN, resulting in an exercise price of $11.00CDN. For the 2021 Incentive Program issuances, the Company accelerated the expiration date of all Warrants other than those held by Mercer Park and made an incentive payment of $0.75CDN, resulting in an exercise price of $10.75CDN. The average remaining life of Warrants is 2.7 years with an aggregate intrinsic value of $49.9 million. The number of Warrants outstanding as of September 30, 2021 and 2020 is:

	Number	Amount
Balance as of December 31, 2019	16,060,858	$9,979,446
Exercise of Warrants	(42,000)	(26,097)
Balance as of September 30, 2020	16,018,858	$9,953,349

Balance as of December 31, 2020	10,486,412	$6,515,753
Exercise of Warrants	(7,545,130)	(4,688,181)
Forfeitures of Warrants, due to expiration	(57,224)	(35,556)
Balance as of September 30, 2021	2,884,058	$1,792,016

44

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

12.	SHARE CAPITAL (Continued)

Options

As part of the Liberty acquisition, the Company issued replacement options to certain employees of Liberty who became employees of the Company and recorded additional paid-in capital of $4,452,917 in relation to 248,412 options, which were fully vested as of the date of acquisition. The range of exercise price is between $8.47 and $23.66. The estimated remaining life of the options is approximately two years with an aggregate intrinsic value of $1.4 million.

	Number of options	Weighted Average Fair Value
Balance as of December 31, 2020	-	-
Replacement options issued	248,412	$17.93
Options exercised	(36,129)	17.93
Balance as of September 30, 2021	212,283	17.93

13.	DERIVATIVE LIABILITIES

Purchase Consideration and Contingent Consideration

As part of the purchase price of the Qualifying Transaction, the Company entered into make-whole provisions relating to the Exchangeable Shares issued. The Company uses a Monte-Carlo simulation model to estimate the fair value of the make-whole provision liability. Upon initial recognition, the Company recorded a derivative liability of $2,813,718. On November 20, 2019, the Company issued a total of 389,905 Exchangeable Shares with a value of $3,245,180 as a partial settlement of the make-whole liability. On May 18, 2020, the Company issued the remaining shares related to the make-whole liability, a total of 614,515 Exchangeable Shares with a value of $3,765,927.

As of September 30, 2021, and December 31, 2020, purchase consideration consisted of a non-derivative portion of $333,901 and $9,053,057.

The earn-out provision related to the acquisition of Sira is measured at fair value by taking a probability-weighted average of possible outcomes, as estimated by management, and discounting the payment to a present value. Upon initial recognition, the fair value of the contingent consideration liability was recorded as $21,821,132. As of September 30, 2021 and December 31, 2020, the fair value was $24,658,011 and $22,961,412, respectively.

The earn-out provision related to the acquisition of Oasis is measured at fair value using a Monte-Carlo simulation to estimate the fair value. Upon initial recognition, the fair value of the contingent consideration liability was recorded as $117,615,000. As of September 30, 2021, and December 31, 2020, the fair value was $85,209,000 and $nil, respectively.

The earn-out provision related to the acquisition of GSD is measured at fair value using a Monte-Carlo simulation to estimate the fair value. Upon initial recognition, the fair value of the contingent consideration liability was recorded as $89,561,000. As of September 30, 2021, and December 31, 2020, the fair value was $89,561,000 and $nil, respectively.

The fair value adjustment relating to derivative liabilities has been reflected in the interim financial statements under “Fair value gain (loss) on financial liabilities” as detailed below:

	Three Months Ended		Nine Months Ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
(Loss) from FV adjustment on make-whole provision	$-	$-	$-	$(225,125)
Gain (loss) from FV adjustment on contingent consideration	19,266,690	(368,103)	30,709,401	(1,087,277)
Gain from FV adjustment on purchase consideration settlement	-	-	102,351	-
Total	$19,266,690	$(368,103)	$30,811,752	$(1,312,402)

45

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

14.	GENERAL AND ADMINISTRATIVE

General and administrative expenses were comprised of:

	Three Months Ended		Nine Months Ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Compensation and benefits	$13,727,743	$3,945,958	$31,399,509	$11,771,087
Rent and utilities	3,191,543	680,010	7,185,641	2,238,344
Taxes and licenses	1,575,732	1,048,706	4,204,467	2,714,959
Professional and consulting fees	1,384,536	899,899	4,619,802	2,627,306
Retail and office expenses	1,714,303	445,062	3,806,089	1,076,802
Computer, software, and internet expenses	625,136	177,709	1,539,384	568,847
Bank charges and fees	254,546	144,417	739,777	393,608
Insurance	615,634	637,812	2,727,040	1,565,881
Security	908,638	414,764	1,990,785	1,108,355
Management fee	3,195,080	1,157,679	7,618,432	3,479,938
Travel, meals, and entertainment	625,194	77,987	1,281,426	189,551
Public company filing and listing costs	169,062	105,058	785,853	196,191
Other	2,377,925	98,990	4,200,818	665,582
Total	$30,365,072	$9,834,051	$72,099,023	$28,596,451

15.	STOCK-BASED COMPENSATION

In connection with the Qualifying Transaction, the Company has adopted an Equity Incentive Plan (“the Plan”), as amended on May 2, 2021, which allows the Company to compensate qualifying plan participants through stock-based arrangements and provide them with opportunities for stock ownership in the Company, thereby aligning the interests of such persons with the Company’s shareholders. Under the Plan, the Company may grant stock options, restricted stock units, performance compensation awards, and unrestricted stock bonuses or purchases.

In addition, CSAC AcquisitionCo established a Restricted Stock Plan (the “AcquisitionCo Plan”) to facilitate the granting of restricted Exchangeable Shares. Any shares issued under the AcquisitionCo Plan will reduce the number of Subordinate Shares that may be awarded under the Equity Incentive Plan on a one-for-one basis.

During the periods ended, the Company recognized stock-based compensation relating to the vesting of RSUs in the current and prior periods. The stock-based compensation expense is based on the Company’s share price on the date of the grant. The RSUs vest over a one to three year period, for no additional consideration. During the three and nine months ended September 30, 2021, there were no forfeitures of RSUs. During the periods ended September 30, 2021 and December 31, 2020, 1,911,912, of which 922,757 were issued due to net settlement, and nil Subordinate Shares vested, respectively. The result of the net settlement was 989,155 Subordinate Shares were withheld with a total value of $28,510,821 to pay income taxes on behalf of the grantees. The average remaining life of unvested RSUs is one year with an expected expense of over the next 12 months of $20.9 million, with an aggregate intrinsic value of $76.3 million.

	September 30, 2021
	Number	Weighted Average Grant Date Fair Value
RSUs Outstanding, as of December 31, 2020	4,235,150	$16.63
Granted	1,432,004	28.34
Vested	(1,911,912)	(18.44)
RSUs Outstanding as of September 30, 2021	3,755,242	$18.83

46

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

16.	COMMITMENTS AND CONTINGENCIES

Contingencies

The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits and/or licenses that could result in the Company ceasing operations. While management of the Company believes that the Company is in compliance, in all material respects, with applicable local and state regulations as of September 30, 2021, cannabis regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties, or restrictions in the future.

Claims and Litigation

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of September 30, 2021, there were no material pending or threatened lawsuits that could be reasonably expected to have a material effect on the results of the Company’s operations. There are also no proceedings in which any of the Company's directors, officers or affiliates are an adverse party or have a material interest adverse to the Company's interest.

Acquisition – Definitive Agreement and Term Sheet

Pennsylvania

On September 1, 2021, the Company entered into a binding agreement to acquire PA Natural Medicine, LLC (“PA Natural”), an operator of three licensed retail dispensaries, deepening Ayr’s presence in the rapidly growing medical market in the Commonwealth of Pennsylvania. Ayr intends to purchase 100% of the membership interests of PA Natural. The terms of the transaction include upfront consideration of $80 million, made up of $20 million in stock, $25 million in seller notes and $35 million in cash. Subsequent to September 30, 2021, the Company completed its agreement with PA Natural.

Nevada

On July 19      , 2021, the Company entered a definitive purchase agreement to acquire Tahoe Hydroponics Company, LLC (Tahoe Hydro”), a cultivation and production company, and NV Green, Inc (“NV Green”) a production company. Ayr intends to purchase 100% of the membership interest in Tahoe Hydro and NV Green, adding two cultivation licenses, one production license, and one distribution license to Ayr’s Nevada footprint. The terms of the transaction, subject to adjustment, include consideration of $17 million, made up of $5 million in cash, $3.5 million in debt, and approximately $8.5 million in stock. The acquisition is subject to customary closing conditions and regulatory approvals.

Illinois

On July 20, 2021, the Company entered into a definitive agreement to acquire Herbal Remedies Dispensaries, LLC (“Herbal”), an operator of two licensed retail dispensaries in Illinois. Ayr intends to purchase 100% membership interests in Herbal. The terms of the transaction, subject to adjustment, include consideration of $30 million, made up of $8 million in cash, $12 million in sellers notes, and $10 million in stock. The acquisition is subject to customary closing conditions and regulatory approvals.

On August 9, 2021, Lincoln was awarded a conditional retail dispensary license in Illinois via the state’s lottery process.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

16.	COMMITMENTS AND CONTINGENCIES (Continued)

Acquisition – Definitive Agreement and Term Sheet (continued)

Massachusetts

On September 7, 2021, the Company entered a definitive agreement to acquire Cultivauna, LLC (“Cultivauna”), the owner of Levia branded cannabis infused beverages and tinctures. Ayr intends to purchase 100% membership interests in Cultivauna. The terms of the transaction include upfront consideration of $20 million, made up of $10 million in cash and $10 million in stock. An earn-out payment of up to an additional $40 million of stock consideration will be contingent on the achievement of revenue targets in 2022 and 2023. The acquisition is subject to customary closing conditions, regulatory approvals, and reaching an agreement on definitive documentation.

17.	FINANCIAL RISK FACTORS

(a)	Fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability or, in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits from the asset’s highest and best use or by selling it to another market participant that would utilize the asset in its highest and best use.

The Company uses valuation techniques that are considered to be appropriate in the circumstances and for which there is sufficient data with unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the interim financial statements are categorized within the fair value hierarchy. This is described, as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

• Level 1 inputs are quoted prices in active markets for identical assets or liabilities at the measurement date.

• Level 2 inputs are observable inputs other than quoted prices included within Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not active, or other inputs that are observable directly or indirectly.

• Level 3 inputs are unobservable inputs for the asset or liability that reflect the reporting entity’s own assumptions and are not based on observable market data.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

17.	FINANCIAL RISK FACTORS (Continued)

(a) Fair value (continued)

The hierarchy used to fair value the financial instruments as of September 30, 2021 and December 31, 2020, were as follows:

•	Level 1: Cash and deposits
•	Level 2: None
•	Level 3: Contingent consideration issued as purchase consideration relating to business combinations

There were no transfers between levels in the hierarchy. For financial assets and liabilities not measured at fair value, their carrying value is considered to approximate fair value due to their market terms.

The carrying values of cash, deposits, accounts receivables, trade payables, accrued liabilities, accrued interest payable, and purchase consideration payable approximate their fair values because of the short-term nature of these financial instruments. Long-term debt is recorded at amortized cost.

The following table summarize the fair value hierarchy for the Company’s financial assets and liabilities that are re-measured at their fair values periodically:

	Level 1	Level 2	Level 3	Total
September 30, 2021
Financial Liabilities
Contingent consideration	$-	$-	$199,428,011	$199,428,011
December 31, 2020
Financial Liabilities
Contingent consideration	$-	$-	$22,961,411	$22,961,411

The Company is exposed to credit risk, liquidity risk, and interest rate risk. The Company’s management oversees the management of these risks. The Company’s management is supported by the members of the Board of Directors that advise on financial risks and the appropriate financial risk governance framework for the Company. The Company’s financial risk activities are governed by policies and procedures and financial risks are identified, measured, and managed in accordance with the Company’s policies and the Company’s risk appetite.

(b) Credit risk

Credit risk is the risk of unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash, deposits, and accounts receivable. To address its credit risk arising from cash and deposits, the Company ensures to keep these balances with reputable financial institutions. The Company has not recorded an ECL as all amounts are considered to be recoverable and are immaterial. The Company is not significantly exposed to its accounts receivable due to its diversified customer base and a stringent collection policy. No ECL has been recorded by the Company as all receivables are expected to be collected. As of September 30, 2021, and December 31, 2020, substantially all of cash is estimated to be exposed to credit risks. The components of accounts receivable as of September 30, 2021 and December 31, 2020, were:

	0-30 days	31-90 days	Over 90 days	Total
Balance, as of September 30, 2021	$7,251,878	$1,459,576	$535,349	$9,246,803
Balance, as of December 31, 2020	2,995,368	469,033	-	3,464,401

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

17.	FINANCIAL RISK FACTORS (Continued)

(c) Liquidity risk

Liquidity risk is the risk that the Company is unable to generate or obtain sufficient cash in a cost-effective manner to fund its obligations as they come due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company manages liquidity risk through maintaining sufficient funds on hand and continuously monitoring forecast and actual cash flows. Refer to Notes 8 and 11 for future lease and debt commitments. The Company has the following gross obligations as of September 30, 2021, which are expected to be payable:

	Less than 1 year	1-5 years	> 5 years	Total
Trade payables and accrued liabilities	$43,147,062	$-	$-	$43,147,062
Lease obligations	4,777,184	70,349,646	120,968,824	196,095,654
Purchase consideration	148,416	-	-	148,416
Income tax payable	21,398,821	-	-	21,398,821
Debt Payable	2,469,208	109,808,588	-	112,277,796
Contingent consideration	-	27,500,000	-	27,500,000
Senior secured notes	-	110,000,000	-	110,000,000
Accrued interest payable	4,214,966	3,166,381	-	7,381,347
	$76,155,657	$320,824,615	$120,968,824	517,949,096

(d) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash and long-term debts. Cash and deposits bear interest at market rates. The Company’s debts have fixed rates of interest. The Company does not use any derivative instruments to hedge against interest rate risk and believes that the change in interest rates will not have a significant impact on its financial results.

(e) Currency risk

The operating results and financial position of the Company are reported in United States dollars. As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the United States dollar. The results of the Company’s operations are subject to currency transaction and translation risks.

As of September 30, 2021 and December 31, 2020, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time. The Company believes that a change in exchange rates will not have a significant impact on financial results. The Company performed a sensitivity analysis on the conversion rate applied to Canadian balances:

	Value at year end			Effect on fair value, as at
	Dr (Cr.)			September 30, 2021
Balance sheet account	CDN $	Conversion rate	Sensitivity	$
Cash	52,084,128	0.7865	Increase / Decrease 1%	409,642

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

18.	TAXATION

As the Company operates in the legal cannabis industry, the Company is subject to the limits of IRC Section 280E for United States federal income tax purposes as well as state income tax purposes. Under IRC Section 280E, the Company is only allowed to deduct expenses directly related to sales of product. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E.

The Company is treated as a United States corporation for the United States federal income tax purposes under IRC Section 7874 and is subject to United States federal income tax on its worldwide income. However, for Canadian tax purposes, the Company, regardless of any application of IRC Section 7874, is treated as a Canadian resident company (as defined in the Income Tax Act (Canada) (the “ITA”) for Canadian income tax purposes. As a result, the Corporation is subject to taxation both in Canada and the United States. The Company is also subject to state income taxation in Massachusetts, Pennsylvania, Florida, Arizona, and New Jersey. The following table summarizes the Company’s income tax expense and effective tax rates for the three and nine months ended September 30, 2021 and 2020.

	Three Months Ended September 30,		Nine Month Ended September 30,
	2021	2020	2021	2020
Income (loss) before income taxes	$6,626,649	$7,496,243	$(21,105,493)	$(8,395,228)
Provision for income taxes	10,005,777	6,875,870	19,633,159	15,258,379
Effective tax rate	151%	92%	-93%	-182%

19.	SUBSEQUENT EVENTS

The Company’s management has evaluated subsequent events up the date the interim financial statements were issued.

Subsequent to September 30, 2021, the Company completed a private placement offering of approximately $133 million aggregate principal amount of secured promissory notes at a premium price of $1,070 per $1,000, resulting in approximately $147 million of proceeds. The notes will be considered additional notes under the indenture governing the Company’s existing December 2020 Notes. The resulting yield-to-maturity is 9.8%.

Subsequent to September 30, 2021, the Company has entered into a definitive agreement to acquire Gentle Ventures, LLC and certain of its affiliates d/b/a Dispensary 33 (“Dispensary 33”) that collectively own and operate two licensed retail dispensaries in Chicago, Illinois. Purchase consideration consists of $55 million upfront, including $12 million in cash, $3 million seller notes and $40 million in stock. An earn-out is payable if certain performance targets are achieved through September 30, 2022. The acquisition is subject to customary closing conditions and regulatory approvals.